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SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF
THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒
Check the appropriate box:
☒	Preliminary Proxy Statement
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12
CB BANCSHARES, INC.
(Name of Registrant as Specified in Its Charter)
CENTRAL PACIFIC FINANCIAL CORP.
(Name of Person(s) Filing Proxy Statement)

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	(1)	Title of each class of securities to which transaction applies: Common Stock, par value $1.00 per share ("Common Shares").
	(2)	Aggregate number of securities to which transaction applies:
	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: $ .
	(4)	Proposed maximum aggregate value of transaction: $ .
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	(1)	Amount Previously Paid: $ .
	(2)	Form, Schedule or Registration Statement No.:
	(3)	Filing Party:
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PRELIMINARY COPY, SUBJECT TO COMPLETION, DATED MAY 20, 2003

Dear Fellow CB Bancshares, Inc. Shareholder:

        We, Central Pacific Financial Corp., or CPF, are pleased to enclose our proxy statement for the special meeting of shareholders of CB Bancshares, Inc., or CB Bancshares, to be held on June 26, 2003, at 11:00 a.m. Hawaii time to be held at the Hilton Hawaiian Village, Honolulu, Hawaii (the "Special Meeting").

        As you may know by now, CPF has offered to acquire all outstanding shares of the common stock (and associated share purchase rights) of CB Bancshares. We originally offered $21.00 in cash and 1.8956 shares of CPF common stock in exchange for each share of CB Bancshares common stock, subject to certain conditions, which when adjusted for the effect of the 10% stock dividend CB Bancshares announced on April 29, 2003, resulted in an offer of $19.09 in cash and 1.7233 shares of CPF common stock. On May 4, 2003, CB Bancshares' board of directors informed us that they rejected our offer. On May 9, 2003, we proposed a new offer. The terms of our new offer include $24.50 in cash and 1.7606 shares of CPF common stock in exchange for each share of CB Bancshares common stock, subject to certain conditions, which when adjusted for the effect of the 10% stock dividend recently announced by CB Bancshares, would result in an offer of $22.27 in cash and 1.6005 shares of CPF common stock. On May 12, 2003, CB Bancshares board of directors informed us that they rejected our new offer.

        Like our original offer, the new offer represents a substantial premium over the per share price of the shares of CB Bancshares common stock prior to our public announcement of our original offer and would also result in increased dividends on a share equivalent basis. If CB Bancshares will not negotiate with us, we intend to commence an exchange offer, as it may be amended from time to time, which we refer to as the proposed exchange offer. The detailed terms and conditions of the proposed exchange offer will be set forth in CPF's prospectus, which will be separately mailed to CB Bancshares shareholders in the future.

        As a critical first step toward enabling us to proceed with the proposed exchange offer, we are soliciting your vote at the Special Meeting on a proposal to authorize, in accordance with the Hawaii Control Share Acquisitions statute, our proposed acquisition of shares of CB Bancshares common stock which would result in us having at least a majority and up to 100% of the voting power of CB Bancshares by means of the proposed exchange offer or otherwise. We refer to this proposal as the Control Share Acquisition Proposal. We need your approval of the Control Share Acquisition Proposal to maintain the voting rights for, and to prevent the redemption by CB Bancshares of, any shares of CB Bancshares common stock acquired by us in connection with the proposed exchange offer or otherwise.

        CB Bancshares' board of directors has recommended that you vote against the approval of CPF's acquisition of shares of CB Bancshares common stock. We're asking you to send a strong message to CB Bancshares' board of directors about what you think maximizes shareholder value: maintaining the status quo with CB Bancshares' current performance or taking advantage of our new offer. We firmly believe that our new offer will benefit all CB Bancshares shareholders. We intend to take it directly to you. We believe that after you have had a chance to study our new offer, you'll conclude, as we have, that not only is it good for you as shareholders, but it also is good for the customers, employees, and communities in Hawaii that our two banks serve. We're confident you'll conclude that our new offer does more than deliver a substantial premium and higher dividends to you. It will allow you to own shares in a company run by a proven management team that has delivered financial results consistently superior to CB Bancshares' over the past five years.

        The Special Meeting has been called by shareholders owning approximately 30% of the outstanding common stock of CB Bancshares.

        We urge you to vote FOR the Control Share Acquisition Proposal for the following reasons:

  •
  A vote FOR the Control Share Acquisition Proposal removes one important obstacle to the proposed exchange offer and helps to ensure that CB Bancshares' shareholders have an opportunity to consider the proposed exchange offer for themselves. CPF is committed to removing the other obstacles to the proposed exchange offer. If you do not vote in favor of the Control Share Acquisition Proposal, you will impair our ability to go forward with the proposed exchange offer.

  •
  A vote FOR the Control Share Acquisition Proposal sends a message to CB Bancshares' board of directors that you want them to maximize the value of your shares of CB Bancshares common stock and negotiate with us.

  •
  A vote FOR the Control Share Acquisition Proposal simply keeps your options open. Voting for the Control Share Acquisition Proposal will not obligate you to tender your shares of CB Bancshares common stock pursuant to our proposed exchange offer, nor is it an approval of our proposed exchange offer.

        Detailed information concerning the Control Share Acquisition Proposal and the Hawaii Control Share Acquisitions statute is set forth in the accompanying proxy statement. We urge you to carefully read the enclosed material, as it is important that your CB Bancshares shares be represented and voted at the Special Meeting on June 26, 2003.

        If you have any questions concerning the enclosed proxy statement or need assistance in voting your shares of CB Bancshares common stock, please contact our Information Agent, MacKenzie Partners, toll free at (800) 322-2885. We thank you in advance for your support.

Sincerely,
Clint Arnoldus Chairman, President and Chief Executive Officer Central Pacific Financial Corp.

THIS PROXY STATEMENT RELATES SOLELY TO THE SOLICITATION OF PROXIES WITH RESPECT TO THE CONTROL SHARE ACQUISITION PROPOSAL AND IS NEITHER A REQUEST FOR THE TENDER OF SHARES OF CB BANCSHARES COMMON STOCK NOR AN OFFER OF SHARES OF CPF COMMON STOCK. THE PROPOSED EXCHANGE OFFER WILL BE MADE ONLY BY MEANS OF A PROSPECTUS AND LETTER OF TRANSMITTAL WHICH WILL BE SEPARATELY MAILED TO CB BANCSHARES SHAREHOLDERS IN THE FUTURE.

PRELIMINARY COPY, SUBJECT TO COMPLETION, DATED MAY 20, 2003

PROXY STATEMENT
OF
CENTRAL PACIFIC FINANCIAL CORP.
FOR THE
SPECIAL MEETING OF SHAREHOLDERS
OF
CB BANCSHARES, INC.
To Be Held On June 26, 2003

CONTROL SHARE ACQUISITION PROPOSAL

        We are soliciting your proxy for use at the Special Meeting of shareholders of CB Bancshares, Inc., a Hawaii corporation, or CB Bancshares, to be held at the Hilton Hawaiian Village, Honolulu, Hawaii, on June 26, 2003, at 11:00 a.m. Hawaii time, and at any adjournments or postponements thereof. The record date for the Special Meeting is               , 2003, or the Record Date. We are Central Pacific Financial Corp., or CPF, a Hawaii bank holding company whose wholly owned subsidiary is Central Pacific Bank, a Hawaii-chartered commercial bank.

        The date of this proxy statement is May    , 2003. This proxy statement and the accompanying BLUE form of proxy are first being sent or given to CB Bancshares shareholders on or about May    , 2003.

        We are soliciting proxies to permit, in accordance with the Hawaii Control Share Acquisition statute, our acquisition of shares of CB Bancshares common stock resulting in our having at least a majority and up to 100% of the voting power of CB Bancshares common stock. We refer to this as the Control Share Acquisition Proposal. Receiving the required vote will allow us to maintain voting rights for, and prevent the redemption of, any shares of CB Bancshares common stock that we may acquire in the proposed exchange offer or otherwise.

        The Control Share Acquisition Proposal is described in greater detail elsewhere in this proxy statement. You may use the enclosed BLUE proxy card to vote on the Control Share Acquisition Proposal described in this proxy statement.

        We have proposed acquiring CB Bancshares common stock by means of an exchange offer, as it may be amended from time to time. Your vote on the Control Share Acquisition Proposal is not an approval of the proposed exchange offer. Your vote in favor of the Control Share Acquisition Proposal will tell CB Bancshares' board of directors that you believe our offer maximizes the value of your shares of CB Bancshares common stock and that if they continue to refuse to negotiate with us, that you would like the opportunity to consider the merits of our offer yourself. Your vote to approve the Control Share Acquisition Proposal removes one important obstacle to our acquisition of shares of CB Bancshares common stock pursuant to our proposed exchange offer or otherwise. Other obstacles include the CB Bancshares Rights Agreement, or "poison pill", which must be redeemed or deemed to be inapplicable, and the receipt of required regulatory approvals. On April 28, 2003, we filed with the Securities and Exchange Commission, or SEC, a Registration Statement on Form S-4, or our Registration Statement, including a preliminary prospectus. On May 5, 2003, we filed Amendment No. 1 to our Registration Statement to reflect, among other things, recent developments and CB Bancshares' recent declaration of a 10% stock dividend, including the resulting adjustment to the per share cash and stock consideration to be paid in the exchange offer as a result of such stock dividend. On May 9, 2003, we filed Amendment No. 2 to our Registration Statement to reflect our new offer. We have not commenced our proposed exchange offer. Such proposed exchange offer can only commence upon delivery to you of a prospectus AND a letter of transmittal which will be mailed separately to CB Bancshares shareholders at a later date.

        Pursuant to the proposed exchange offer, we intend to offer each CB Bancshares shareholder the right to exchange each share of common stock of CB Bancshares for cash, shares of CPF common stock or a combination of cash and shares of CPF common stock. In the proposed exchange offer, we refer to the cash and/or shares that a shareholder would receive as the acquisition consideration. The offer consists of $24.50 in cash and 1.7606 shares of CPF common stock per share CB Bancshares common stock. When adjusted to take account of the effect of the 10% stock dividend CB Bancshares announced on April 29, 2003, which is payable on June 27, 2003, the offer consists of $22.27 in cash and 1.6005 shares of CPF common stock per share of CB Bancshares common stock. Under the terms of the proposed exchange offer, shareholders will be entitled to elect to receive a fixed amount of cash and CPF common stock, the maximum amount of cash or the maximum amount of stock. If you elect to receive the maximum amount of cash or the maximum amount of stock, your election may be subject to proration. Regardless of the type of consideration you elect to receive, the value of the cash, stock, or cash and stock, that you receive will equal the per share consideration which is determined by adding $22.27 in cash to the product of 1.6005 and the average closing price of CPF common stock over a 20-day period ending one trading day prior to the close of the exchange offer. Please refer to the preliminary prospectus in our Registration Statement, as amended on May 9, 2003, for further details regarding the terms of the proposed exchange offer.

        This proxy statement is neither a request for tender of shares nor an offer with respect thereto.

        WE URGE YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE CONTROL SHARE ACQUISITION PROPOSAL DESCRIBED IN THIS PROXY STATEMENT.

        HELP US SEND A MESSAGE TO YOUR BOARD OF DIRECTORS. IF YOU DO NOT VOTE IN FAVOR OF THE CONTROL SHARE ACQUISITION PROPOSAL, YOU WILL IMPAIR OUR ABILITY TO GO FORWARD WITH THE PROPOSED EXCHANGE OFFER.

        YOUR BOARD OF DIRECTORS HAS REJECTED OUR ORIGINAL OFFER AND OUR NEW OFFER. CB BANCSHARES HAS SENT YOU PROXY MATERIALS IN CONNECTION WITH A SHAREHOLDERS MEETING THEY CALLED FOR MAY 28, 2003. IF YOU SUPPORT OUR PROPOSAL, DO NOT RETURN THE WHITE PROXY CARD INCLUDED WITH THEIR PROXY MATERIALS.

        WE BELIEVE THAT THE CB BANCSHARES BOARD OF DIRECTORS (OR A COMMITTEE OF ITS DIRECTORS INDEPENDENT OF THE MANAGEMENT, EACH AS FIDUCIARIES FOR THE COMMON SHAREHOLDERS), COULD AND SHOULD TAKE ALL NECESSARY ACTIONS TO REMOVE IMPEDIMENTS TO THE CONSUMMATION OF OUR PROPOSED ACQUISITION OF CB BANCSHARES COMMON STOCK PURSUANT TO THE PROPOSED EXCHANGE OFFER OR OTHERWISE SO THAT SHAREHOLDERS CAN DECIDE FOR THEMSELVES WHETHER TO TAKE ADVANTAGE OF OUR OFFER.

        IF YOU BELIEVE THAT YOU (AND NOT CB BANCSHARES MANAGEMENT) SHOULD HAVE THE OPPORTUNITY TO DECIDE THE FUTURE OF YOUR COMPANY AND THAT YOU SHOULD HAVE THE OPPORTUNITY TO CONSIDER THE PROPOSED EXCHANGE OFFER, WE URGE YOU TO COMPLETE, SIGN AND RETURN THE BLUE PROXY CARD AND VOTE IN FAVOR OF THE CONTROL SHARE ACQUISITION PROPOSAL.

        IF YOU HAVE ALREADY SENT A PROXY CARD TO THE CB BANCSHARES DIRECTORS, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE CONTROL SHARE ACQUISITION PROPOSAL BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE SPECIAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE SPECIAL MEETING TO MACKENZIE PARTNERS OR TO THE SECRETARY OF CB BANCSHARES, OR BY VOTING IN PERSON AT THE SPECIAL MEETING. SEE "VOTING AT THE SPECIAL MEETING—VOTING PROCEDURES" ON PAGE .

        Unless the Control Share Acquisition Proposal is approved and other conditions are met, including the redemption or inapplicability of CB Bancshares' "poison pill', we will not be able to consummate our proposed acquisition of CB Bancshares common stock pursuant to the proposed exchange offer or otherwise. Accordingly, if you want the opportunity to exchange your shares of CB Bancshares common stock for the consideration specified in our proposed exchange offer, as it may be amended, you should vote for the Control Share Acquisition Proposal by signing, dating and promptly mailing the enclosed BLUE proxy card with a vote FOR the Control Share Acquisition Proposal. If the Control Share Acquisition Proposal is not approved, you may lose the opportunity to receive the consideration we are offering in the proposed exchange offer, which offers you a substantial premium over the price at which CB Bancshares shares were trading before the public announcement of our original offer.

        As more fully described below under "The Control Share Acquisition Proposal," the Hawaii Control Share Acquisitions statute generally provides that (subject to certain exceptions), when an acquiring person's acquisition of securities would give it beneficial ownership of 10% or more of a company's voting securities, unless the shareholders of the issuing public corporation have voted to approve the person's or entity's request to acquire those securities, the acquiring person will be denied the power to vote the securities for a year and the company will be entitled to redeem the securities during the same period. We are calling a Special Meeting to enable CB Bancshares shareholders to approve our acquisition of at least a majority and up to 100% of the voting power of CB Bancshares common stock, so that we can maintain voting rights and protect from redemption any shares we may acquire in our proposed exchange offer or otherwise.

        A vote to authorize our acquisition of CB Bancshares common stock pursuant to the exchange offer or otherwise will not obligate you to tender your shares of CB Bancshares common stock pursuant to the proposed exchange offer. Approval of the Control Share Acquisition Proposal does not mean the proposed exchange offer can or will proceed. Without your approval of the Control Share Acquisition Proposal, however, we cannot consummate the proposed exchange offer or otherwise acquire at least a majority and up to 100% of the voting power of CB Bancshares common stock without losing voting rights in those shares for one year and subjecting those shares to redemption by CB Bancshares. Authorization for the acquisition of CB Bancshares common stock pursuant to the proposed exchange offer or otherwise is the first step in affording CB Bancshares shareholders the opportunity to decide for themselves whether to exchange their shares of CB Bancshares common stock pursuant to the proposed exchange offer, as it may be amended. Each shareholder of record as of the Record Date will be entitled to vote at the Special Meeting, even if such shareholder has sold its CB Bancshares common stock after the Record Date.

        By voting in favor of the Control Share Acquisition Proposal discussed in this proxy statement, you are not prohibited from later voting against any proposed business combination involving CB Bancshares and CPF or from deciding not to exchange your shares in the proposed exchange offer when and if it is commenced.

        This is your opportunity to vote in favor of the Control Share Acquisition Proposal. To vote for the Control Share Acquisition Proposal, use the enclosed BLUE proxy card or vote in person at the Special Meeting.

        Whether or not you plan to attend the Special Meeting, we urge you to vote FOR the Control Share Acquisition Proposal described in this proxy statement and to grant authority to vote to adjourn the Special Meeting if a quorum does not exist by signing and returning the accompanying BLUE proxy card in the enclosed postage-paid envelope. Please act now to support our proposal.

        Unless revoked in the manner set forth below in the section entitled "Voting of the Special Meeting—Method of Counting Votes," BLUE proxies will be voted at the Special Meeting in accordance with the written instructions specified in the proxy. In the absence of written instructions,

BLUE proxies will be voted FOR the Control Share Acquisition Proposal described in this proxy statement.

        The method for counting votes and the effects of abstaining from voting at the Special Meeting and so-called "broker non-votes" are described below in the section entitled "Voting at the Special Meeting—Method of Counting Votes."

        The proxies named in the accompanying BLUE proxy card will not have discretionary authority to vote on any of the matters not specifically described in this proxy statement. We have no reason to believe that any proposal other than those described in this proxy statement will come before CB Bancshares' shareholders at the Special Meeting. However, if other proposals are introduced at the Special Meeting, the proxies named in the accompanying BLUE proxy cards will vote shares represented by BLUE proxies on any such other matters in their discretion.

        We urge you NOT to sign the WHITE proxy card or ANY other proxy card sent by CB Bancshares.

        If you deliver a revocation of a proxy to the Secretary of CB Bancshares, please also send a copy of such notice of revocation to:

Central Pacific Financial Corp.
c/o MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016

        If you have questions about voting your shares of CB Bancshares common stock or the Control Share Acquisition Proposal, please call MacKenzie Partners, Inc., toll free at (800) 322-2885 or collect at (212) 929-5500.

QUESTIONS AND ANSWERS ABOUT THIS PROXY SOLICITATION

Q:
Who is soliciting your proxy?

A:
We are Central Pacific Financial Corp., or CPF, and our wholly owned subsidiary Central Pacific Bank. As of the date of this proxy statement, we beneficially own 88,741 shares of CB Bancshares' common stock, representing approximately 2.27% of their outstanding shares. In addition, we have acknowledged, for purposes of a vote on a control share acquisition, beneficial ownership of 295,587 shares owned by TON Finance, B.V., over which we currently have voting power pursuant to a voting agreement. CPF is a Hawaii bank holding company with approximately $2.0 billion in assets. For more information on participants in our proxy solicitation, please see "Solicitation of Proxies" on page     .

Q:
Why are we soliciting your proxy?

A:
We are proposing to acquire at least a majority and up to 100% of the outstanding shares of CB Bancshares common stock pursuant to our proposed exchange offer or otherwise. We have tried and would still like to negotiate a friendly combination with CB Bancshares. However, CB Bancshares rejected both our original offer and our new offer of May 9, 2003. We think that you should be able to consider our offer yourself. As more fully described below in the section entitled "The Control Share Acquisition Proposal," we must first receive authorization from shareholders of CB Bancshares before we can acquire CB Bancshares shares in the proposed exchange offer or otherwise that would entitle us to beneficially own 10% or more of the voting power of CB Bancshares. Without this shareholder authorization, any shares so acquired will be denied voting power for a period of one year and be subject to redemption by CB Bancshares during the same period. In addition, other conditions would need to be met before we could proceed with the proposed exchange offer, including the redemption or elimination of the CB Bancshares' "poison pill." The following is a brief background of the facts leading up to our offer:

•
In May 2002, we approached CB Bancshares with a proposal to negotiate a merger of CB Bancshares and us.

•
On March 17, 2003, we sought a meeting with CB Bancshares to discuss the possible combination of our two companies similar to the terms of our original offer. During March and April of 2003, we continued to seek a friendly business combination. On May 4, 2003, CB Bancshares rejected our offer.

•
On May 9, 2003, we submitted a new offer to CB Bancshares. Terms of the new offer are described below in the section entitled "The Proposed Exchange Offer." On May 12, 2003, CB Bancshares rejected our new offer. Despite the rejection of both of our offers, we remain very interested in pursuing discussions and negotiations with CB Bancshares' board of directors regarding a merger transaction.

•
Subject to the satisfaction of various conditions, including the redemption of, or the deemed inapplicability of, CB Bancshares' "poison pill" and the receipt of all necessary regulatory approvals, including the expiration or termination of any applicable waiting periods, we expect to commence our proposed exchange offer for all outstanding shares of CB Bancshares common stock, on the terms and subject to conditions set forth in our proposed exchange offer. Please refer to the preliminary prospectus in our amended Registration Statement on Form S-4, as filed with the SEC on May 9, 2003. As used herein, "our proposed exchange offer" means the proposed exchange offer, as amended or supplemented from time to time. On the terms and subject to the conditions specified in the proposed exchange offer, we are offering to exchange for each share of CB Bancshares common stock, after the effect of CB Bancshares' recently declared 10% stock dividend, $22.27 in cash and 1.6005 shares of our common stock, the maximum amount of cash or the maximum amount of stock, subject to adjustment. If you elect to receive the maximum amount of cash or the maximum amount of stock, your election may be subject to proration. Regardless of the type of consideration you elect to receive, the value of the cash, stock, or cash and stock that you receive will equal the per share consideration, which is determined by adding $22.27 to the product of 1.6005 and the average closing price of our common stock over a 20-day period ending one trading day prior to the close of our proposed exchange offer.

  •
  Without (i) the approval of the Control Share Acquisition Proposal by holders at least a majority of the outstanding shares of CB Bancshares entitled to vote (excluding those beneficially owned by us); (ii) the receipt of all necessary regulatory approvals, including the expiration or termination of any applicable waiting periods; (iii) the inapplicability of the "poison pill" to our proposed exchange offer; and (iv) the fulfillment of certain other conditions, we will not be able to consummate our proposed exchange offer.

Q:
Are we prepared to acquire CB Bancshares?

A:
Yes. We would very much like to promptly negotiate and execute a mutually acceptable merger agreement with CB Bancshares. If CB Bancshares will not negotiate with us, however, upon satisfaction of various conditions, including the redemption of, or the deemed inapplicability of, CB Bancshares' "poison pill" and receipt of all necessary regulatory approvals, including the expiration or termination of any applicable waiting periods, we also expect to consummate an exchange offer for at least a majority and up to 100% of the outstanding shares of CB Bancshares.

Q:
Who called the special meeting scheduled for June 26, 2003?

A:
Because our new offer supersedes our original offer, we rescinded and revoked our earlier offer and related Information Statement, and delivered a new Information Statement describing our new offer. Accordingly, shareholders owning approximately 30% of CB Bancshares common stock called a meeting for June 26, 2003 so that shareholders could vote on the Control Share Acquisition Proposal.

Q:
Who can vote at the special meeting scheduled for June 26, 2003?

A:
If you owned CB Bancshares shares on              , 2003, the Record Date, you have the right to vote at the Special Meeting. Even if you sold your shares after the Record Date, you are still entitled to vote at the Special Meeting. We believe that as of the close of business on the Record Date, there were                        shares of common stock of CB Bancshares issued and outstanding and entitled to vote. Shareholders have one vote for each share of common stock they own with respect to all matters to be considered at the Special Meeting. However, under Hawaii law, shares of CB Bancshares common stock that we beneficially own, including the 295,587 shares owned by TON Finance, B.V., will not be included in determining whether a majority of the voting power has approved the Control Share Acquisition Proposal.

Q:
How many shares must be voted in favor of the Control Share Acquisition Proposal to effect it?

A:
Assuming that a quorum, which is defined as holders of a majority of the shares of CB Bancshares common stock outstanding and entitled to vote, is present in person or by proxy at the Special Meeting, approval of the Control Share Acquisition Proposal will require the affirmative vote of holders of a majority of the shares of CB Bancshares common stock entitled to vote. However, under Hawaii law, shares of CB Bancshares common stock that we beneficially own will not be included in determining whether a majority of the voting power has approved the Control Share Acquisition Proposal. CB Bancshares also has claimed 348,264 shares owned by TON Finance, B.V. are not entitled to vote. Under Hawaii law, shares beneficially owned by an acquiring person are still entitled to vote on a proposed control share acquisition. The votes of such shares, however, are not included in determining whether a majority of shares approve the control share acquisition.

  We have acknowledged, for the purposes of a vote on a proposed control share acquisition only, beneficial ownership of 295,587 shares owned by TON Finance, B.V. which are subject to a voting agreement. In addition, we have released TON Finance, B.V. from all voting obligations under the voting agreement only insofar as such obligations relate to proposed control share acquisitions pursuant to the Hawaii Control Share Acquisitions statute.

Q:
What should you do to vote?

A:
Sign, date and return the enclosed BLUE proxy card TODAY in the envelope provided. For more information on how to vote your shares, please see "Voting Procedures" on page     .

Q:
If I vote for your proposal, do I have to tender my shares?

A:
No. A vote in favor of the Control Share Acquisition Proposal described in this proxy statement will not obligate you to tender your shares of CB Bancshares common stock pursuant to our proposed exchange offer, nor is it an approval of the proposed exchange offer. It is important to note that we have not commenced our proposed exchange offer. The proposed exchange offer can only commence upon delivery to you of a prospectus AND a letter of transmittal. We will send you appropriate information in the event we commence our proposed exchange offer.

Q:
What is the effect of the 10% stock dividend declared by CB Bancshares with respect to the shares of CB Bancshares common stock?

A:
On April 29, 2003, CB Bancshares declared a 10% stock dividend to be payable on June 27, 2003 to CB Bancshares shareholders of record as of June 16, 2003, which means you will become the owner of additional shares of CB Bancshares common stock in an amount equal to 10% of the shares you own on June 16, 2003. On May 1, 2003, we notified CB Bancshares that the total consideration we are offering to CB Bancshares will remain unchanged after taking into account the 10% stock dividend. Our new offer, which consists of $24.50 in cash and 1.7606 shares of CPF common stock per share of CB Bancshares common stock, will similarly be adjusted to take account of the dividend. After adjusting for the effect of the stock dividend, the offer is $22.27 in cash and 1.6005 shares of CPF common stock. In other words, the aggregate amount of consideration to be paid for all of the outstanding shares of CB Bancshares common stock remains unchanged after the stock dividend.

Q:
What happened to the May 28, 2003 meeting?

A.
On May 9, we delivered a letter to CB Bancshares rescinding, revoking and withdrawing the original offer and our related Information Statement dated as of April 28, 2003 and made a new offer. We asked CB Bancshares to cancel the May 28 meeting to allow all shareholders adequate time to consider the new offer. CB Bancshares refused. Accordingly, shareholders owning approximately 30% of CB Bancshares common stock have called a new special meeting to be held on June 26, 2003. In the event that the meeting CB Bancshares called takes place on May 28, 2003, we are asking shareholders not to attend, return proxy cards for or vote at the May 28 meeting. We believe that not all shareholders will have adequate time to review proxy materials associated with the May 28 meeting. Accordingly, even if the May 28 meeting takes place, we expect that the meeting called by approximately 30% of the shareholders will proceed on June 26, 2003, so that all shareholders can consider the Control Share Acquisition Proposal after having had adequate time to review proxy materials and cast their votes.

Q:
What was the nature of the litigation CPF filed with respect to the May 28, 2003 meeting called by CB Bancshares?

A.
On May 14, 2003, we filed in the Circuit Court for the State of Hawaii a motion for a temporary restraining order and a preliminary injunction to prevent CB Bancshares from soliciting proxies for the May 28th meeting and holding a shareholders meeting on May 28, 2003. We believe that not all shareholders will have sufficient time to review proxy materials and cast a vote for a meeting as soon as May 28. On May 16, 2003, the court denied our motion for a temporary restraining order to prevent CB's solicitation of proxies for the May 28th meeting. However, the court set a hearing for May 22, 2003, to determine whether it will issue a preliminary injunction preventing CB Bancshares from holding a meeting on May 28, 2003. We cannot predict the outcome of that hearing at this time. If we do not prevail in our motion for a preliminary injunction, we still intend to proceed with the shareholder meeting called for June 26, 2003. We also reserve the right to withdraw from the litigation in which case the hearing currently scheduled for May 22, 2003, may not occur.

Q:
What is the significance, for the June 26 meeting, of the litigation related to the May 28th shareholders meeting?

A:
We do not believe the outcome of the pending litigation related to the May 28th shareholders meeting should have any effect on the June 26th shareholders meeting. Our view is that the June 26th shareholders meeting was properly called by shareholders as provided by Hawaii law and may properly consider the Control Share Acquisition Proposal. CB has attempted to deny the validity of this meeting, and may seek to challenge this meeting in a court proceeding. If it does we plan to vigorously defend such an action to ensure the CB shareholders' rights are adequately protected. If the June 26th shareholders' meeting does not occur, we intend to call for a new meeting in connection with commencement of the proposed exchange offer.

Q:
Whom do I call if I have questions about the solicitation?

A:
Please call MacKenzie Partners toll free at (800) 322-2885.

 IMPORTANT

        PLEASE REVIEW THIS DOCUMENT AND THE ENCLOSED MATERIALS CAREFULLY. YOUR VOTE IS VERY IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

 VOTING AT THE SPECIAL MEETING

Proposals to be Considered

        At the Special Meeting, you will be asked to approve a resolution of CB Bancshares shareholders authorizing our acquisition under the Hawaii Control Share Acquisitions Statute of at least a majority and up to 100% of the shares of CB Bancshares common stock. You may also be asked to vote for a proposal to adjourn the Special Meeting if a quorum does not exist for any reason, including to allow the solicitation of additional votes, if necessary, to seek approval of the Control Share Acquisition Proposal.

        Approval of the Control Share Acquisition Proposal is not an approval of the proposed exchange offer. Approval will demonstrate that you think our new offer maximizes the value of your shares of CB Bancshares, and that you want to consider our offer yourself. Unless CB Bancshares will negotiate with us, we intend to purchase shares pursuant to our proposed exchange offer, as it may be amended, subject to the additional conditions that must be met to consummate the proposed exchange offer, including the redemption of, or inapplicability of, CB Bancshares' "poison pill."

        In addition to the acquisition of shares in our proposed exchange offer, we reserve the right to purchase shares of CB Bancshares common stock in privately negotiated transactions and in open market purchases. Any such transactions or purchases must be made in accordance with Rule 14e-5 of the Exchange Act which prohibits CPF from purchasing shares of CB Bancshares common stock except as part of the proposed exchange offer from the time of the public announcement of the exchange offer until the expiration or termination of the exchange offer. If the Control Share Acquisition Proposal is not approved, you will likely lose the opportunity to receive the consideration we are offering in the proposed exchange offer.

Vote Required

        A quorum will exist at the Special Meeting if holders of a majority of the shares of CB Bancshares common stock outstanding and entitled to vote at the Special Meeting are present in person or by proxy. If a quorum is present, approval of the Control Share Acquisition Proposal will require the affirmative vote of a majority of the shares of CB Bancshares common stock entitled to vote. Consequently, shares that are not voted in favor of the Control Share Acquisition Proposal will have the same effect as a "NO" vote. Under Hawaii law, however, shares that we beneficially own will not be included in determining whether a majority of the voting power has approved the Control Share Acquisition Proposal. CB Bancshares also has claimed 348,264 shares owned by TON Finance, B.V. cannot be voted. We dispute this claim. We have acknowledged, for the purposes of a vote on the Control Share Acquisition Proposal only, beneficial ownership of 295,587 shares owned by TON Finance over which we currently have voting power pursuant to a voting agreement. In addition, we have released TON Finance from all voting obligations under the voting agreement insofar as such obligations relate to proposed control share acquisitions pursuant to the Hawaii Control Share Acquisitions statute.

WE STRONGLY RECOMMEND THAT YOU VOTE IN FAVOR OF THE CONTROL SHARE ACQUISITION PROPOSAL DESCRIBED IN THIS PROXY STATEMENT. SEND A MESSAGE TO YOUR BOARD THAT YOU WOULD LIKE TO BE ABLE TO CONSIDER OUR PROPOSED EXCHANGE OFFER.

Method of Counting Votes

        The holders of a majority of the shares of CB Bancshares common stock outstanding and entitled to vote at the Special Meeting must be represented in person or by proxy in order to constitute a quorum for the transaction of business. Abstentions and broker non-votes will be included for purposes of determining whether a quorum exists. After a quorum is determined to exist at the Special Meeting, abstentions and broker non-votes with respect to the Control Share Acquisition Proposal will have the same effect as a "no" vote. Broker non-votes occur when brokers do not receive voting instructions from their customers on non-routine matters and consequently have no discretion to vote on those matters. Accordingly, if your shares of CB Bancshares common stock are held in the name of a brokerage firm, bank nominee or other institution, you should contact the person responsible for your account and give instructions for a proxy card to be submitted so that your shares will be represented at the Special Meeting.

        Based on the Definitive Proxy Statement filed by CB Bancshares with the SEC on March 19, 2003, there were 3,919,388 shares of CB Bancshares common stock issued and outstanding as of March 4, 2003. Each share of CB Bancshares common stock entitles the holder thereof to one vote per share on the Control Share Acquisition Proposal covered by this proxy statement (provided that, as described herein, shares which are beneficially owned by us may be excluded for purposes of determining whether the Control Share Acquisition Proposal is approved by holders of a majority of the shares of CB Bancshares entitled to vote).

        Each shareholder of record on the Record Date will be entitled to vote at the Special Meeting, even if such shareholder has sold its CB Bancshares shares after the Record Date.

Proxies

        If you want the Control Share Acquisition Proposal to be approved at the Special Meeting, you should execute and return the BLUE proxy in the enclosed envelope with a vote FOR the Control Share Acquisition Proposal and should specifically advise any bank, broker or other party holding shares of CB Bancshares common stock as a custodian or in a nominee capacity to vote FOR the Control Share Acquisition Proposal.

        Whether or not you plan to attend the Special Meeting, we urge you to vote FOR the Control Share Acquisition Proposal by so indicating on the accompanying BLUE proxy card and immediately mailing it in the enclosed postage paid envelope you may revoke your proxy at any time before it is voted by:

  •
  delivering a written notice of revocation to Secretary, CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813;

  •
  executing and delivering a subsequently dated proxy; or

  •
  appearing in person and voting at the special meeting, if you are a holder of record.

        Attendance at the Special Meeting will not in and of itself constitute revocation of a proxy. Although a revocation will be effective if delivered only to CB Bancshares, please also send a copy of any such notice of revocation or later dated proxy to Central Pacific Financial Corp., c/o MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016.

        Unless revoked in the manner set forth above, BLUE proxies received by us in the accompanying form will be voted at the Special Meeting only in accordance with the written instructions of the beneficial owner of the underlying shares. In the absence of written instructions, BLUE proxies in the form accompanying this proxy statement will be voted:

  •
  FOR the Control Share Acquisition Proposal, which would remove one important obstacle to our ability to conduct the proposed exchange offer.

  •
  FOR adjournment of the Special Meeting if a quorum does not exist, should we deem it desirable for any reason, including to provide additional time to solicit additional votes.

Voting Procedures

1
If your shares are registered in your own name, please sign, date and mail the enclosed BLUE proxy card to MacKenzie Partners in the postage-paid envelope provided today.

2.
If you have previously signed and returned a proxy card to CB Bancshares, you have every right to change your vote. Only your latest dated card will count. You may revoke any proxy card already sent to CB Bancshares by signing, dating and mailing the enclosed BLUE proxy card in the postage-paid envelope provided. Any proxy may be revoked at any time prior to the Special Meeting by delivering a written notice of revocation or a later dated proxy for the Special Meeting to MacKenzie Partners or the Secretary of CB Bancshares, or by voting in person at the Special Meeting.

3.
If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a BLUE proxy card with respect to your shares and only after receiving your specific instructions. Accordingly, please sign, date and mail the enclosed BLUE proxy card in the postage-paid envelope provided. To ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a BLUE proxy card to be issued representing your shares.

4.
After signing the enclosed BLUE proxy card, do not sign or return the WHITE proxy card sent by CB Bancshares unless you intend to change your vote, because only your latest dated proxy card will be counted.

        If you have any questions about giving your proxy or require assistance, please call:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Call Toll-Free: (800) 322-2885
Banks and Brokerage Firms Call Collect: (212) 929-5500

        This proxy statement is neither a request for the tender of shares nor an offer with respect thereto. The proposed exchange offer will be made only by means of a prospectus and letter of transmittal which will be separately mailed to CB Bancshares shareholders in the future. A vote in favor of the Control Share Acquisition Proposal will not require that you tender shares in the proposed exchange offer. Approval of the Control Share Acquisition Proposal will help make it possible for you to have the opportunity to decide for yourself whether to accept the proposed exchange offer. If you are a shareholder as of the Record Date, you will be entitled to vote at the Special Meeting even if you sold your shares of CB Bancshares common stock after the Record Date.

BACKGROUND INFORMATION

        From time to time during the past few years, we have considered expanding our respective operations through acquisitions of other companies. In December 1999, CB Bancshares approached CPF to discuss a proposal to combine the companies. CB Bancshares proposed that their senior management team assume key management positions in the resulting company. CPF's management discussed the proposal with its board of directors and rejected the offer.

        In May 2002, CPF approached CB Bancshares with a proposal to acquire their company in a stock merger transaction. CB Bancshares declined to accept the proposal.

        On February 26, 2003, we began purchasing shares of CB Bancshares common stock in the open market. We accumulated 2.27% of CB Bancshares' outstanding common stock by March 13, 2003. On March 17, 2003, representatives of Bear, Stearns & Co. Inc., our financial advisor in connection with the proposed CB Bancshares acquisition, met informally with Ronald K. Migita, the President and Chief Executive Officer of CB Bancshares, and Dean K. Hirata, the Chief Financial Officer of CB Bancshares, to present our offer to merge with CB Bancshares. After their presentation, Bear Stearns stated that our Chairman and Chief Executive Officer was standing by and would like to personally deliver a written offer consistent with the Bear Stearns presentation. Messrs. Migita and Hirata refused to meet with Mr. Arnoldus, and Bear Stearns then attempted to give the first offer letter to Mr. Migita and Mr. Hirata, who declined to accept it. On March 19, 2003, Mr. Migita communicated with the representatives of Bear Stearns and requested a meeting for April 2, 2003 to obtain additional information concerning the offer.

        On March 21, 2003, Clint Arnoldus, our Chief Executive Officer, messengered the March 17, 2003 offer letter to Mr. Migita at CB Bancshares. On March 24, 2003, Neal Kanda, our Chief Financial Officer, spoke with Mr. Hirata and confirmed receipt of the March 21, 2003 letter with the first offer letter attached thereto.

        On April 2, 2003, Messrs. Arnoldus and Kanda and Mr. Migita, Richard Lim and Warren Y. Kunimoto of CB Bancshares met to discuss the first offer letter. Also in attendance were representatives of Bear Stearns.

        At that meeting, Mr. Arnoldus reviewed our view of the benefits of the merger to the shareholders, employees, customers, and communities in which both companies operate. Bear Stearns reviewed again the assumptions underlying the pricing of the offer and other financial aspects of the merger, including consolidation and cost savings opportunities. Mr. Arnoldus also indicated our desire to add representatives of CB Bancshares' board to our board of directors following the merger and a willingness to discuss appropriate positions for CB Bancshares' senior management. During this discussion Messrs. Migita and Lim stated that, notwithstanding that CPF shareholders would own approximately 68% of the outstanding shares of the surviving corporation with the shareholders of CB Bancshares owning approximately 32%, senior management of CB Bancshares should become senior management of the merged company because, in their view, they were of superior quality. It was also revealed during this meeting that CB Bancshares' board of directors had not yet met, or scheduled a meeting, to consider the offer, and that CB Bancshares' board of directors had not retained a financial advisor or special legal counsel. Messrs. Arnoldus and Kanda were left with the impression that the CB Bancshares' board of directors had not received, or otherwise been informed of the terms of, the March 17 offer letter.

        At the conclusion of the April 2, 2003 meeting, the officers of CB Bancshares indicated that they would contact us by April 4 to inform us of CB Bancshares' proposed timetable. No one at CB Bancshares contacted us by that date to discuss a timetable for the offer or the offer itself. As a result, on April 4, 2003, we sent another copy of our March 17, 2003 offer to each of CB Bancshares' directors to eliminate any doubt as to whether the CB Bancshares board of directors had received it, and requested a reply by April 11, 2003. While CB Bancshares acknowledged receipt of our letter, we received no reply to its terms, other than CB Bancshares' request not to send any more communications to their directors but only to communicate with Mr. Migita.

        On April 16, 2003, we entered into a voting agreement with TON Finance, B.V., pursuant to which TON agreed to vote 295,587 shares of its CB Bancshares common stock in favor of the CB Bancshares acquisition, which, when added to the shares we own, represent slightly less than 9.9% of CB Bancshares' outstanding shares. TON has agreed to vote the remaining 52,677 of its CB Bancshares shares in favor of the CB Bancshares merger only after any required shareholder approval under the Hawaii Control Share Acquisitions statute, which is described in greater detail in the section entitled "Conditions to the Exchange Offer—Control Share Condition" in the preliminary prospectus included in our amended registration statement as filed on May 9, 2003. On April 25, 2003, we filed a Schedule 13D, which describes the voting agreement. We have acknowledged, for the purposes of a vote on the Control Share Acquisition Proposal only, beneficial ownership of 295,587 shares owned by TON Finance over which we currently have voting power pursuant to a voting agreement. In addition, we have released TON Finance from all voting obligations under the voting agreement insofar as such obligations relate to proposed control share acquisitions pursuant to the Control Share Acquisitions statute.

        On April 16, 2003, we sent a letter to CB Bancshares dated April 15, 2003, setting forth again our offer for a business combination between CB Bancshares and CPF. The terms of the April 15 letter were equivalent to those of our March 17 letter. On April 16, 2003, we issued a press release that attached a copy of the letter. The key terms contained in the April 15 letter included an offer of 1.8956 shares of our common stock plus $21 in cash for each share of CB Bancshares' common stock. Based on the closing price of our common stock on April 14, 2003, this represented an offer of $70 per share of CB Bancshares common stock. Additionally, the April 15 letter stated that discussions would take place regarding what number of members of CB Bancshares' current board of directors would be appropriate to add to our board of directors following the merger and appropriate roles for CB Bancshares' current management team. The April 15 letter also contained a proposal to establish an Advisory Board to include those current members of CB Bancshares' board of directors who do not join our board of directors following the merger. Finally, the April 15 letter requested that Mr. Migita and the CB Bancshares' board of directors respond to our offer by 12 noon on April 25, 2003.

        On April 16, 2003, we held a press conference to announce the proposed business combination publicly to ensure that CB Bancshares' shareholders were aware of the offer. Throughout the rest of the week after April 16, 2003 and the week of April 21, 2003, we discussed the offer with local news media and in conversations with shareholders and investors.

        On April 28, 2003, we requested that CB Bancshares call a special meeting, and delivered an Information Statement, in accordance with Hawaii's Control Share Acquisitions statute so that CB Bancshares shareholders could vote on our acquisition of CB Bancshares common stock pursuant to our exchange offer.

        On April 28, 2003, we filed applications with the Federal Reserve Bank of San Francisco pursuant to the Bank Holding Company Act and with the Hawaii Commissioner of Financial Institutions for prior approval to acquire control of CB Bancshares and, indirectly, City Bank. On April 30, 2003 we amended our application to the Hawaii Commissioner to include an application for prior approval of the proposed exchange offer.

        On April 29, 2003, CB Bancshares announced a 10% stock dividend to be payable on June 27, 2003 to CB Bancshares' shareholders of record on June 16, 2003. On May 1, 2003, we announced that we had notified CB Bancshares that although the total consideration we were offering to CB Bancshares remained unchanged, the per share amounts of cash and shares of our common stock to be paid and issued, pursuant to our offer, would be adjusted in accordance with the 10% stock dividend.

Thus, taking into effect the 10% stock dividend to be issued by CB Bancshares on June 27, 2003, the per share amounts offered by us to CB Bancshares shareholders were adjusted from $21.00 in cash and 1.8956 shares of our common stock per share of CB Bancshares common stock (as announced on April 16, 2003) to $19.09 in cash and 1.7233 shares of our common stock per share of CB Bancshares common stock.

        On May 2, 2003, the Hawaii Commissioner of Securities confirmed that we had filed a complete registration statement as of April 30, 2003 under the Hawaii Take-Overs Act. Such registration statement became effective on May 3, 2003.

        On May 4, 2003, CB Bancshares announced that its board of directors rejected our offer to acquire all of the outstanding shares of CB Bancshares common stock for a combination of $19.09 in cash and 1.7233 shares of our common stock per share of CB Bancshares common stock. CB Bancshares stated that its board of directors concluded that our offer was inadequate from a financial point of view and not in the best interests of its shareholders, employees, customers, suppliers and local communities.

        On May 5, 2003, CB Bancshares announced that its board of directors set May 28, 2003 as the meeting date for the special meeting we requested under the Hawaii Control Share Acquisitions statute in connection with our original offer and that shareholders of record at the close of business on May 5, 2003 would be eligible to vote at that special meeting.

        On May 5, 2003, we and CB Bancshares filed preliminary proxy materials with the SEC in connection with the May 28 special meeting to be held under the Hawaii Control Share Acquisitions Statute.

        On May 5, 2003, we delivered a letter to Mr. Migata requesting that CB Bancshares set a new meeting date of June 19, 2003, in order to allow the necessary time to enable all shareholders to have a sufficient opportunity to consider the issues and vote. We also announced our continued commitment to ensuring that the CB Bancshares' shareholders are afforded a meaningful opportunity to evaluate the offer and vote on our proposed acquisition of shares of CB Bancshares common stock.

        On May 9, 2003, we delivered a letter to CB Bancshares rescinding, revoking and withdrawing the offer we made in our letters dated March 17 and April 15, 2003 and our related Information Statement dated as of April 28, 2003. We asked CB Bancshares to cancel the May 28 meeting to allow all shareholders adequate time to consider the new offer. They refused. Therefore shareholders owning approximately 30% of CB Bancshares of common stock have called a special meeting so that shareholders can consider our new offer and vote on our proposed acquisition of CB Bancshares common stock pursuant to the proposed exchange offer or otherwise.

        On May 9, 2003, we delivered a letter to CB Bancshares setting forth a new offer for a business combination between CB Bancshares and CPF. The terms of our new offer as set forth in the May 9 letter provide for a per share consideration of 1.7606 shares of our common stock and $24.50 cash for each share of CB Bancshares common stock currently outstanding before taking into account CB Bancshares' announced stock dividend, and 1.6005 shares of our common stock and $22.27 in cash after taking into account the 10% stock dividend. On May 9, 2003, we issued a press release which attached a copy of the May 9 letter.

        The full text of the May 9 letter is as follows:

  May 9, 2003

  Board of Directors
  CB Bancshares, Inc.

  201 Merchant Street
  Honolulu, Hawaii 96813

Attention:	Mr. Ronald K. Migita President and Chief Executive Officer

  Dear Mr. Migita:

          We are extremely disappointed by CB Bancshares, Inc.'s ("CB") rejection of our original offer to combine Central Pacific Financial Corp. ("CPF") and CB Bancshares, Inc. through a cash-and-stock transaction valued at $70 per share (the "Merger"), as set forth in our March 17, 2003 and April 15, 2003 letters (the "Original Proposal"). We continue to believe that a combination of our two companies presents a unique opportunity to create a stronger Hawaii-focused bank with enhanced capability to deliver superior results for your shareholders and benefits to your customers, employees and the State of Hawaii—benefits that CB cannot realistically expect to achieve on its own in the foreseeable future. Therefore, we are presenting you with a new offer for your consideration. This new offer supercedes the terms of our Original Proposal.

          We are increasing the cash portion of our proposal by approximately 17%. For your shareholders desiring a larger cash allocation, or desiring additional comfort about the value of the Merger Consideration (as defined), this new offer is even more attractive than our Original Proposal. We believe this additional cash allocation will be very well received by your shareholders and should be carefully considered by your Board of Directors.

  Terms of Our New Proposal

  1.
  Offer Price. We are offering 1.7606 shares of CPF's NYSE-listed common stock plus $24.50 in cash for each outstanding share of CB common stock based upon the CB shares currently outstanding, and 1.6005 shares and $22.27 in cash on a post-stock dividend basis. Based on CPF's closing price on May 8, 2003, this represents an offer of $70 per CB share, comprised of approximately 35% in cash and 65% in CPF common stock (the "Merger Consideration"). Based upon our closing price on the NYSE on May 8, 2003, the Merger Consideration of this new offer represents a premium of 62.3% over CB's closing price as reported on the NASDAQ on February 25, 2003, the day before CPF started to buy CB's shares on the open market.

  2.
  Structure. As a first step to the Merger, CPF will make an exchange offer directly to the CB Shareholders for up to 100% of the outstanding common stock of CB whereby each share of CB stock would receive the Merger Consideration. Upon completion of this exchange offer we would complete the combination through a second step merger of CPF and CB (the "Merger") with CPF being the resulting corporation. The Merger will be structured so that the CPF stock received in the Merger should be tax-free to CB's shareholders. Central Pacific Bank and City Bank will also be merged immediately following the Merger, with Central Pacific Bank being the resulting bank.

  3.
  Treatment of Stock Options. Any options to acquire shares of CB that remain unexercised upon consummation of the Merger will be converted into options to acquire shares of CPF, with appropriate adjustments to reflect the Merger.

  4.
  Employee Benefits. All CB employees will be eligible to participate in CPF's benefit programs and will receive credit for their tenure at CB.

  5.
  Board Representation. If we are able to negotiate this transaction with you in the very near future, we would be willing to discuss what number of members of CB's current Board of

    Directors would be appropriate to add to CPF's Board of Directors following the Merger. We propose that the resulting corporation establish an Advisory Board to include those current members of CB's Board of Directors who do not join CPF's Board of Directors following the Merger plus additional prominent community members to be selected by the resulting corporation's Board.

  6.
  Conditions. The terms of the Merger will be set forth in detail in a definitive merger agreement, which would contain representations, warranties and conditions customary for a transaction of this type, including, without limitation, all necessary determinations by your Board of Directors to exempt this transaction under your Shareholder Rights Plan and under the Control Share Acquisitions Act of the State of Hawaii. Such conditions would include, but not be limited to, satisfactory completion of due diligence, receipt of all necessary regulatory, shareholder and corporate approvals, and the absence of any material adverse changes. Customary protections for the transaction (e.g., break-up fees, non-competition agreements) will be included. We anticipate that the definitive agreement will be negotiated and prepared in conjunction with our due diligence process.

          The Board of Directors and I continue to believe that the transaction we are proposing is in the interests of both companies' shareholders and all our other constituencies—the customers, the employees, the community and the State of Hawaii. Despite your strong negative reaction to our Original Proposal, I would like to reiterate our strong preference continues to be to work with you in a professional and constructive manner to complete this transaction so that its full potential can be realized. We hope that you and your Board of Directors give careful consideration to this enhanced offer and the merits of this combination.

        We request a response to our new offer by Monday, May 12, 2003, by 12:00 p.m. Hawaii Standard Time.

Very truly yours,

Clint Arnoldus Chairman, President and Chief Executive Officer

        On May 12, 2003, CB Bancshares announced that it had rejected our new offer and that it refused to set a new meeting date of June 19, 2003. On May 13, 2003, we delivered a new information statement to CB Bancshares. Also as of May 13, 2003, shareholders owning approximately 30% of the outstanding common stock of CB Bancshares called a special meeting of shareholders for June 26, 2003, so that shareholders could consider our proposed control share acquisition.

        On May 14, 2003, we filed in the Circuit Court for the State of Hawaii a motion seeking a temporary restraining order and a preliminary injunction to prevent CB Bancshares from distributing proxy materials and holding a shareholders meeting on May 28, 2003. We believe that not all shareholders will have sufficient time to review proxy materials and cast a vote for a meeting as soon as May 28. On May 16, 2003, the court denied our motion for the temporary restraining order to prevent CB Bancshares solicitation of proxies for the May 28 meeting the temporary restraining order and did not prevent CB Bancshares from mailing proxy materials relating to the May 28, 2003 meeting. However, the court set a hearing for May 22, 2003 to determine whether it will issue a preliminary injunction preventing CB Bancshares from holding a meeting on May 28, 2003. We cannot predict the outcome of that hearing at this time. If we do not prevail in our motion for a preliminary injunction, we still intend to proceed with the shareholder meeting called for June 26, 2003.

        On May 17, 2003, CB Bancshares distributed proxy materials related to the May 28, 2003 meeting.

        On May 17, 2003, we sent a letter to the shareholders of CB Bancshares requesting that they boycott and refrain from voting at the special meeting scheduled for May 28, 2003.

        On May 19, 2003, we received a letter from Mr. Ronald K. Migita, Vice Chairman and Chief Executive Officer of CB Bancshares, purporting to deny the validity of the June 26 meeting.

        On May 20, 2003, we sent a letter denying the basis for CB Bancshares' claims of invalidity with respect to the June 26 meeting.

THE PROPOSED EXCHANGE OFFER

        The following is a brief summary of the terms and conditions of our proposed exchange offer. Please refer to the preliminary prospectus included in our Amendment No. 2 Registration Statement on Form S-4 as filed with the SEC on May 9, 2003, for further details regarding our proposed exchange offer. We have not commenced our proposed exchange offer. Such proposed exchange offer can only commence upon delivery to you of a prospectus and a letter of transmittal which will be mailed separately to shareholders of CB Bancshares at a later date.

        On April 28, 2003, we filed a Registration Statement on Form S-4 with the SEC seeking to register the shares of our common stock to be issued in our proposed exchange offer. On May 5, 2003, we filed Amendment No. 1 to our Registration Statement to reflect, among other things, recent developments and CB Bancshares' April 29, 2003 declaration of a 10% stock dividend, including the resulting adjustment to the per share cash and stock consideration to be paid as a result of such stock dividend. On May 9, 2003, we filed Amendment No. 2 to our Registration Statement to reflect the terms of our new offer. We have not yet commenced the proposed exchange offer. Once commenced, our proposed exchange offer is subject to certain terms and conditions as outlined below and more fully described in the preliminary prospectus included in our Registration Statement on Form S-4, as most recently amended on May 9, 2003. The purpose of our proposed exchange offer is to acquire control of, and the entire equity interest in, CB Bancshares. Following the completion of our proposed exchange offer and subject to compliance with applicable law, we intend to seek to merge CB Bancshares, offering the same consideration, and subject to the terms and conditions described, in our proposed exchange offer.

        Pursuant to our proposed exchange offer, we intend to exchange each share of CB Bancshares common stock for $24.50 in cash and 1.7606 shares of our common stock, before reflecting the effect of the 10% stock dividend CB Bancshares recently announced. After adjusting for the announced stock dividend, the consideration is equivalent to $22.27 in cash and 1.6005 shares of our common stock for each CB Bancshares share. Under the terms of the proposed exchange offer you may elect to receive cash, shares of our common stock or a combination of cash and shares of our common stock in exchange for your shares of CB Bancshares common stock. If you elect to receive the maximum amount of cash or the maximum amount of stock, your election may be subject to proration. Regardless of the type of consideration you elect to receive, the value of the cash, stock, or cash and stock, that you receive will equal the per share consideration, which is determined by adding $22.27 to the product of 1.6005 and the average closing price of our common stock over a 20-day period ending one trading day prior to the close of the proposed exchange offer.

        The exchange of shares of CB Bancshares common stock for CPF shares of common stock pursuant to the proposed exchange offer will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. If the transaction so qualifies, holders of shares of CB Bancshares common stock generally will not recognize any gain or loss for United States federal income tax purposes on the exchange of their shares of CB Bancshares common stock for CPF common stock in the proposed exchange offer except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of CPF common stock. However, with respect to the cash portion of the proposed exchange offer (including any cash received in lieu of fractional shares), CB Bancshares shareholders generally will recognize gain in an amount equal to the lesser of the total amount of cash received or the amount of gain realized on the exchange. Any gain recognized may be treated as a dividend or capital gain, depending on your circumstances. The treatment of the proposed exchange offer as component part of an integrated transaction that qualifies as a reorganization for tax purposes is based in part on certain factual assumptions, but there can be no assurance at the present time that such factual assumptions will in fact be satisfied.

        You are urged to consult your own tax advisor as to the specific tax consequences to you of the proposed exchange offer including the applicable federal, state, local and foreign tax consequences.

        Our obligation to exchange shares of our common stock and cash for shares of CB Bancshares common stock pursuant to our proposed exchange offer is subject to a number of conditions, some of which may be waived by us, including, but not limited to, the following:

  •
  Your approval under the Hawaii Control Share Acquisitions statute (or our determination that such statute is inapplicable or invalid);

  •
  The tender of enough shares of CB Bancshares common stock so that, after the completion of the offer, we own a number of shares of CB Bancshares common stock which, together with any shares of CB Bancshares common stock that we beneficially own for our own account, constitutes at least 75.1% of the total outstanding common shares of CB Bancshares on a fully diluted basis (as though all options or other securities convertible into or exercisable or exchangeable for shares of CB Bancshares common stock had been converted, exercised or exchanged);

  •
  The receipt of all applicable regulatory approvals required to consummate our proposed exchange offer, including the expiration or termination of any applicable waiting periods;

  •
  The approval, by our shareholders, of the issuance of shares of our common stock in connection with the proposed exchange offer;

  •
  CB Bancshares' not having entered into or effectuated any other agreement or transaction with any person or entity having the effect of impairing our ability to acquire CB Bancshares or otherwise diminishing the value of the acquisition of CB Bancshares;

  •
  The board of directors of CB Bancshares having redeemed the "poison pill" or the "poison pill" having been found inapplicable or illegal;

  •
  Our completion of satisfactory due diligence on CB Bancshares or our waiver of this condition; and

  •
  The Registration Statement filed with the Securities and Exchange Commission, or SEC, relating to shares of CPF common stock to be issued in the proposed exchange offer, having become effective.

The offer is also subject to other terms and conditions discussed in greater detail in the section entitled "The Exchange Offer—Conditions to the Exchange Offer" in the preliminary prospectus included in our Registration Statement on Form S-4, as amended and filed on May 9, 2003.

        Over the past twelve months, shares of CB Bancshares common stock have traded as low as $                  per share. Based on the closing price of CPF common stock on                        , 2003, the value of the consideration offered in our proposed exchange offer is $          , a        % premium over the closing price of CB Bancshares common stock on April 15, 2003 (the day before we publicly proposed a business combination between us and CB Bancshares).

        In addition to the Registration Statement (which includes our proposed exchange offer), we have filed pre-commencement communications relating to the proposed exchange offer with the SEC. Those documents and any amendments thereto may be obtained from the SEC, upon payment of the SEC customary charges, by writing to the SEC principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Such materials also are available for inspection and copying at the principal office of the SEC at the address set forth immediately above. This information also is available on the SEC website at http://www.sec.gov.

        If CB Bancshares' shareholders do not authorize our acquisition of shares of CB Bancshares common stock under the Hawaii Control Share Acquisitions statute in connection with our proposed exchange offer or otherwise at the Special Meeting, shares of CB Bancshares common stock will not be accepted for exchange in connection with our proposed exchange offer unless we are satisfied, in our sole discretion: (i) that the provisions of the Hawaii Control Share Acquisitions statute are invalid or inapplicable to our acquisition of shares of CB Bancshares common stock by us; and (ii) all other conditions of the proposed exchange offer are met, including the redemption or inapplicability of CB Bancshares' "poison pill."

        A vote in favor of the Control Share Acquisition Proposal will not obligate you to tender your shares of CB Bancshares common stock pursuant to our proposed exchange offer, nor is it an approval of our proposed exchange offer.

THE CONTROL SHARE ACQUISITION PROPOSAL

General

        We are soliciting your proxy in favor of adopting the Control Share Acquisition Proposal at the Special Meeting. The full text of shareholder resolutions to effect the Control Share Acquisition Proposal is contained in Annex C to this proxy statement. In addition to our acquisition of shares of CB Bancshares common stock in connection with our proposed exchange offer, we reserve the right to purchase shares of CB Bancshares common stock in privately negotiated transactions and in open market purchases. Any such transaction or purchases must be made in accordance with Rule 14e-5, which prohibits CPF from purchasing CB Bancshares common stock except as part of the proposed exchange offer during the period from the time of the public announcement of the exchange offer until the expiration or termination of the exchange offer.

        BY ADOPTING THE CONTROL SHARE ACQUISITION PROPOSAL YOU REMOVE ONE OBSTACLE TO OUR ABILITY TO GIVE YOU THE RIGHT TO DECIDE WHETHER TO TENDER YOUR SHARES UPON THE COMMENCEMENT OF OUR PROPOSED EXCHANGE OFFER. IF YOU DO NOT VOTE IN FAVOR OF OUR PROPOSAL, YOU WILL IMPAIR OUR ABILITY TO PROCEED WITH THE PROPOSED EXCHANGE OFFER. YOU SHOULD NOTE THAT THERE CAN BE NO ASSURANCE THAT THE ADOPTION OF THE CONTROL SHARE ACQUISITION PROPOSAL WILL ENSURE THE CONSUMMATION OF THE PROPOSED EXCHANGE OFFER. WE RECOMMEND THAT YOU SIGN, DATE AND RETURN THE BLUE PROXY CARD TODAY IN FAVOR OF OUR PROPOSAL.

        We are seeking your approval to acquire at least a majority and up to 100% of the outstanding shares of CB Bancshares common stock pursuant to our proposed exchange offer or otherwise. Shareholder approval under the Hawaii Control Share Acquisitions statute is one condition that must be satisfied for our proposed exchange offer to proceed. Without approval of holders of at least a majority of the shares of CB Bancshares, excluding any shares owned by us, any shares we acquire equal to or in excess of 10% of the outstanding shares of CB Bancshares common stock will be denied voting rights for one year and shall be subject to redemption by CB Bancshares for the same period pursuant to the Hawaii Control Share Acquisitions statute.

The Hawaii Control Share Acquisitions Statute

        The following summary is not intended to be a complete summary of the Hawaii Control Share Acquisitions statute and is qualified in its entirety by reference to the Hawaii Control Share Acquisitions statute and the Hawaii Business Corporation Act.

        The Hawaii Control Share Acquisitions statute (Chapter 414E of the Hawaii Business Corporation Act) provides that, unless the articles of incorporation of an issuing public corporation expressly provide otherwise, any control share acquisition of such corporation shall be made only with the prior authorization of the shareholders. An "issuing public corporation" is defined in the Hawaii Revised Statutes as a corporation, such as CB Bancshares, organized under the laws of Hawaii, with 100 or more shareholders that has its principal place of business or substantial assets located in Hawaii.

        A "control share acquisition" is defined in the Hawaii Revised Statutes as the acquisition of shares of an issuing public corporation resulting in beneficial ownership by an acquiring person resulting in a new range of voting power equal to:

  •
  at least 10% but less than 20%;

  •
  at least 20% but less than 30%;

  •
  at least 30% but less than 40%;

  •
  at least 40% but less than 50%; or

  •
  at least a majority.

        Any person who proposes to make a control share acquisition must deliver an "information statement" to the issuing public corporation, which statement must include following:

  •
  the identity of the person/entity;

  •
  a reference that the statement is made under Chapter 414E of the Hawaii Revised Statutes;

  •
  the number of shares of the issuing public corporation beneficially owned by the person/entity;

  •
  a specification of which of the following ranges of voting power in the election of directors would result from consummation of the control share acquisition:

  •
  at least 10% but less than 20%;

  •
  at least 20% but less than 30%;

  •
  at least 30% but less than 40%;

  •
  at least 40% but less than a majority; or

  •
  at least a majority; and

  •
  the terms of the proposed control share acquisition, including, but not limited to:

  •
  the source of funds or other consideration and the material terms of the financial arrangements for the control share acquisition; and

  •
  any plans or proposals of the acquiring person to liquidate the issuing public corporation, sell all or substantially all of its assets, or merge it or exchange its shares with any other person/entity, change the location of its principal executive office or a material portion of its business activities, change materially its management or policies of employment, or alter materially its relationship with suppliers or customers or the communities in which it operates, or make any other material change in its business, corporate structure, management, personnel, and such other information which would affect the decision of a shareholder with respect to voting on the proposed control share acquisition.

        Within five (5) days of receipt of an information statement, the directors of the issuing public corporation must call a special shareholders meeting to vote on the proposed acquisition. The special shareholders meeting shall be held no later than 55 days after receipt of the information statement and no sooner than 30 days after receipt of the information statement, unless the acquiring person otherwise agrees.

        The issuing public corporation is required to send a notice of the special meeting within 25 days of receipt of the information statement to all shareholders of record as of the record date set for such meeting, together with a copy of the information statement and a statement of the issuing public corporation that it:

  •
  recommends acceptance of;

  •
  expresses no opinion and is remaining neutral toward; or

  •
  is unable to take a position with respect to the proposed control share acquisition.

The acquiring person may make the proposed control share acquisition only if:

  •
  at a meeting at which a quorum is present, the control share acquisition is authorized by a majority of the holders of the voting power entitled to vote represented in person or by proxy at such meeting and the control share acquisition is authorized by a majority of the portion of the voting power represented at the meeting in person or by proxy, excluding shares beneficially owned by the acquiring person; and

  •
  such acquisition is consummated, in accordance with the terms so authorized, within 180 days following such authorization.

        Failure to receive shareholder authorization for such an acquisition will result in those shares acquired being denied voting rights for one year after the acquisition and being subject to redemption by the issuing public corporation.

        Dissenters' rights are not available to shareholders of an issuing public corporation in connection with the authorization of a control share acquisition.

        We delivered an information statement (the "Initial CPF Information Statement") to CB Bancshares on April 28, 2003.

        On May 2, 2003, CB Bancshares notified us that they had called a special meeting on May 28, 2003 at 8:00 a.m. local time to vote on the proposed acquisition.

        On May 9, 2003, we delivered to CB Bancshares our new offer. Because of the material changes in the terms of our offer, we notified CB Bancshares that we were revoking and rescinding our Initial CPF Information Statement. On May 13, 2003 we provided CB Bancshares with a new Information Statement ("New CPF Information Statement"). A copy of the New CPF Information Statement is attached hereto as Annex B. Also as of May 13, 2003, shareholders owning approximately 30% of CB Bancshares common stock called a special meeting of shareholders for June 26, 2003, to consider the proposed control share acquisition described in our new Information Statement.

        The foregoing summary does not purport to be a complete statement of the provisions of the Hawaii Control Share Acquisitions statute. The foregoing summary is qualified in its entirety by reference to the Hawaii Control Share Acquisitions statute (a copy of which is attached as Annex A to this proxy statement).

        If the Control Share Acquisition Proposal is not approved, it is unlikely we will acquire shares of CB Bancshares common stock pursuant to our proposed exchange offer or otherwise, even if a majority of CB Bancshares shareholders desire to exchange their shares for our common stock.

WE STRONGLY RECOMMEND THAT YOU VOTE "FOR" THE
CONTROL SHARE ACQUISITION PROPOSAL.

        Approval of the Control Share Acquisition Proposal does not require CB Bancshares' board of directors to take any specific action, nor prohibit it from taking any specific action. However, we believe it will tell CB Bancshares' board of directors that CB Bancshares' shareholders think our offer should be considered seriously, and that if CB Bancshares won't consider it, that shareholders want the opportunity to determine for themselves whether to exchange their shares of CB Bancshares common stock for cash and/or our common stock. In order to implement this proposal if it were adopted, CB Bancshares' board of directors could take a number of actions, including, but not limited to:

  •
  doing nothing;

  •
  approving the terms of the proposed exchange offer; or

  •
  negotiating and approving a merger agreement with us in which CB Bancshares shareholders would receive cash and/or our common stock in exchange for their shares of CB Bancshares common stock.

        If you approve the Control Share Acquisition Proposal, you will allow us to continue to pursue a business combination between us and CB Bancshares. Our ability to proceed with the proposed exchange offer will still be constrained by the satisfaction of various conditions, including the redemption or inapplicability of CB Bancshares' poison pill.

        On May 12, 2003 your board of directors rejected our new offer. Send a message to your board of directors that you want the opportunity to consider our proposed exchange offer by signing, dating and returning the BLUE proxy card enclosed with these materials.

OTHER MATTERS

        In signing the proxy you grant us the authority at the Special Meeting (i) to vote for the Control Share Acquisition Proposal and (ii) in the event a quorum does not exist, to adjourn the Special Meeting. CPF does not currently anticipate additional proposals on any substantive matters. Nevertheless, CPF reserves the right either to modify the Control Share Acquisition Proposal or to cause additional proposals to be identified in the notice of, and in the proxy materials for, the Special Meeting. Except as set forth herein, we are not aware of any other substantive matter to be considered at the Special Meeting. However, if any other matter (other than with respect to the election of CB Bancshares directors) properly comes before the Special Meeting, the accompanying BLUE proxy also confers authority on the persons named in the accompanying proxy to vote the shares of CB Bancshares common stock to which the proxy relates on such other matters at their discretion.

        The New CPF Information Statement and the proposed exchange offer contain important information and you should read them before making any decision with respect to voting.

        Only holders of record of CB Bancshares shares as of the close of business on the Record Date will be entitled to vote. If you own shares of CB Bancshares on the Record Date, you will be entitled to vote at the Special Meeting even if you sold the shares of CB Bancshares common stock you held on the Record Date after the Record Date.

        In the event we commence the proposed exchange offer, the tender of shares of CB Bancshares common stock pursuant to the proposed exchange offer does not grant voting rights or a proxy to CPF with respect to the tendered shares of CB Bancshares common stock until such time as such shares of

CB Bancshares common stock are accepted for exchange by us. Accordingly, it is important that you vote your shares of CB Bancshares common stock held by you on the Record Date, or grant a proxy to vote such shares of CB Bancshares common stock on the accompanying BLUE proxy card, even if you decide to sell such shares of CB Bancshares common stock after the Record Date or to tender such shares of CB Bancshares common stock for exchange pursuant to the proposed exchange offer.

        If your shares of CB Bancshares common stock are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only the brokerage firm, bank, bank nominee or other institution can execute a proxy for such shares of CB Bancshares common stock and will do so only upon receipt of specific instructions from you as the beneficial owner of such shares of CB Bancshares common stock. Accordingly, if you hold CB Bancshares shares through a nominee such as a brokerage firm, bank, bank nominee or other institution, to cast a vote for the Control Share Acquisition Proposal, you must contact the person responsible for your account and advise that person to execute and return the accompanying BLUE proxy card with a vote FOR the authorization for the acquisition of shares of CB Bancshares common stock pursuant to the proposed exchange offer or otherwise as promptly as possible.

        Please promptly sign, date and mail (or direct any nominee holder to sign, date and mail) the enclosed BLUE proxy card. We urge you to act now. No postage is required if mailed in the United States. By signing and mailing the enclosed BLUE proxy card, any proxy previously delivered by you with respect to the Control Share Acquisition Proposal to authorize the acquisition of shares of CB Bancshares common stock under the Hawaii Control Share Acquisitions statute at a meeting on June 26, 2003, will be revoked automatically.

SOLICITATION OF PROXIES

        Proxies may be solicited by mail, telephone, telecopier and in person. Solicitations may be made by our directors, officers, investor relations personnel and other employees, none of whom will receive additional compensation for such solicitations. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of our solicitation materials to the beneficial owners of shares of CB Bancshares common stock they hold of record. We will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.

        We have retained MacKenzie Partners, Inc. for solicitation and advisory services in connection with this proxy solicitation. MacKenzie Partners will be paid an aggregate fee of approximately $                  for acting (a) as proxy solicitor in connection with this proxy statement and (b) as Information Agent in connection with the proposed exchange offer. MacKenzie Partners may also receive additional reasonable and customary compensation for providing additional advisory services in connection with this proxy solicitation. We have also agreed to reimburse MacKenzie Partners for its reasonable out-of-pocket expenses and to indemnify MacKenzie Partners against certain liabilities and expenses, including liabilities and expenses under U.S. federal securities laws. MacKenzie Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.

        We have also retained Bear, Stearns & Co. Inc. to act as our financial advisor in connection with the proposed exchange offer and the proposed merger. Bear Stearns will receive reasonable and customary compensation for these services and will be reimbursed for out-of-pocket expanses, including reasonable expenses of counsel and other advisors. In addition, we have agreed to indemnify Bear Stearns and certain related persons against certain liabilities, including various liabilities and expenses under the U.S. federal securities laws. In connection with Bear Stearns' engagement as financial advisor, we anticipate that certain employees of Bear Stearns may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are CB Bancshares shareholders for the purpose of assisting in the solicitation of proxies for the Special Meeting. Bear

Stearns will not receive any fee for or in connection with such solicitation activities apart from the fees which it is otherwise entitled to receive as described above.

        The entire expense of soliciting proxies for the Special Meeting is being borne by us. We will not seek reimbursement for such expenses from CB Bancshares. Costs incidental to this proxy solicitation include expenditures for printing, postage, legal and related expenses and are expected to be approximately $            . Total costs incurred to date in furtherance of or in connection with this proxy solicitation are approximately $                  .

        If we should commence, or materially amend the terms of, the proposed exchange offer prior to the Special Meeting, we will disseminate information regarding such changes to CB Bancshares shareholders and, in appropriate circumstances, will provide CB Bancshares shareholders with a reasonable opportunity to revoke their proxies prior to the Special Meeting.

SHAREHOLDER PROPOSALS

        Based on publicly available documents, in order for a shareholder proposal made pursuant to Rule 14a-8 to be eligible to be included in CB Bancshares' proxy statement and form of proxy for its 2004 annual meeting of shareholders, such proposal must be received by CB Bancshares no later than November 14, 2003. Proposals must be submitted in writing and sent to the Secretary of CB Bancshares at CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813.

        A shareholder who intends to present a proposal at CB Bancshares' annual meeting in 2004, other than pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, must provide CB Bancshares notice of such proposal no later than January 28, 2004, or management of CB Bancshares will have the discretionary voting authority at the 2004 annual meeting with respect to any such proposal without providing any advice on the nature of the proposal in CB Bancshares' annual meeting proxy statement.

INFORMATION ABOUT CB BANCSHARES

        CB Bancshares is a Hawaii corporation with its principal executive offices located at 201 Merchant Street, Honolulu, Hawaii 96813. The telephone number of CB Bancshares is (808) 535-2500.

        CB Bancshares is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the Exchange Act, must file reports and other information with the SEC. Reports, proxy statements and other information filed by CB Bancshares may be obtained for free on the SEC website at http://www.sec.gov and directly from the SEC, upon payment of the SEC customary charges, by writing to its principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Such materials also are available for inspection and copying at the principal office of the SEC at the address set forth immediately above.

INFORMATION ABOUT CPF

        CPF is the bank holding company of Central Pacific Bank, or the Bank. The Bank is a full-service commercial bank that has 24 banking offices and 77 ATMs located throughout the State of Hawaii. The Bank's administrative and main offices are located in Honolulu, and there are 19 other branches on the island of Oahu. In addition, the Bank operates one branch on the island of Maui, one branch on the island of Kauai and two branches on the island of Hawaii. Through its network of banking offices, the Bank emphasizes personalized services and offers a full range of banking services to small and medium-sized businesses, professionals and individuals in Hawaii.

        CPF's principal executive offices are located at 220 South King Street, Honolulu, Hawaii 96813 and its telephone number is (808) 544-0500.

        We are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, must file reports and other information with the SEC. Reports, proxy statements and other information filed by CPF may be obtained for free on the SEC website at http://www.sec.gov and directly from the SEC, upon payment of the SEC customary charges, by writing to its principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Such materials also are available for inspection and copying at the principal office of the SEC at the address set forth immediately above.

OTHER INFORMATION

        Certain directors, executive officers and other representatives of CPF who may also assist MacKenzie Partners in soliciting proxies are listed on the attached Schedule I. Schedule II sets forth certain information regarding CB Bancshares shares owned by CPF, its directors, officers and employees and others who may solicit proxies. Schedule III sets forth certain information, as made available in public documents, held by CB Bancshares's principal shareholders and its management.

        This proxy statement is neither a request for the tender or exchange of CB Bancshares shares nor an offer with respect thereto. Our proposed exchange offer will be made only by means of a prospectus and letter of transmittal, which will be filed with the SEC and mailed separately to CB Bancshares shareholders in the future.

        Please indicate support FOR the authorization under the Control Share Acquisitions statute for the acquisition of shares of CB Bancshares common stock pursuant to the proposed exchange offer or otherwise by completing, signing and dating the enclosed BLUE proxy card and promptly returning it in the enclosed envelope to:

Central Pacific Financial Corp.
c/o MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016

        No postage is necessary if the envelope is mailed in the United States.

        CPF wants your vote! Your vote is important! Please sign, date and mail the enclosed BLUE proxy card promptly and advise each bank, broker or other nominee holder of shares of CB Bancshares common stock to vote your shares of CB Bancshares common stock FOR the Control Share Acquisition Proposal described in this proxy statement.

Dated: May , 2003	Sincerely,
Your Fellow Shareholder
CENTRAL PACIFIC FINANCIAL CORP.

SCHEDULE I

INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES

        The following tables set forth the name of (i) each director and executive officer of CPF and (ii) other representatives who may also assist MacKenzie Partners in soliciting proxies from CB Bancshares shareholders. Unless otherwise noted, each person's business address is 220 South King Street, Honolulu, Hawaii 96813. None of the executive officers, or directors of CPF will receive compensation for soliciting proxies other than their ordinary compensation as an executive officer or director, as the case may be.

Name	Business Address	Principal Occupation for the Past Five Years	Age
Clint Arnoldus	Central Pacific Financial Corp. 220 S. King Street Honolulu, HI 96813	Chairman, President and Chief Executive Officer of CPF (2002 - present); President and Chief Operating Officer of Central Pacific Bank (2002 - present); Chairman, President and Chief Executive Officer, Community Bank (1998 - 2001); Chairman, President and Chief Executive Officer, The Bank of New Mexico (1996 - 1998)	55
Neal K. Kanda	Central Pacific Financial Corp. 220 S. King Street Honolulu, HI 96813	Vice President, and Treasurer of CPF (1991 - 2001, 2003);Vice President and Treasurer of CPF (2002); Executive Vice President and Chief Financial Officer of Central Pacific Bank (2002 - present); Executive Vice President of Central Pacific Bank (1993 - 2001)	54
Glenn K.C. Ching	Central Pacific Financial Corp 220 S. King Street Honolulu, HI 96813	Vice President and Secretary of CPF (2003); General Counsel and Central Pacific Bank (2002 - present); Associate Counsel and Compliance Officer, Finance Factors Ltd. (1999 - 2002); Partner, Ashford & Wriston, Law Corporation (1998 - 1999)	44
Sherri Y. Yim	Central Pacific Financial Corp. 220 S. King Street Honolulu, HI 96813	Vice President, Assistant Treasurer and Assistant Secretary of CPF (2003); Senior Vice President and Controller of Central Pacific Bank (2001 - present); Vice President and Controller of Central Pacific Bank (1995 - 2001)	38
Joseph F. Blanco	P. O. Box 61235 Honolulu, HI 96839-1235	Director of CPF; Real Estate Consultant (2003 - present): Executive Assistant to the Governor and Special Advisor for Technology Development, State of Hawaii (2000 -2002); Executive Assistant to the Governor, State of Hawaii (1994 - 1999)	49
Alice F. Guild	210 Keeaumoku Street Honolulu, HI 96822	Director of CPF; Retired; Executive Director, The Friends of Iolani Palace (1998 - 2002)	68

I-1

Dennis I. Hirota, Ph.D.	Sam O. Hirota, Inc. 864 S. Beretania Street Honolulu, HI 96822	Director of CPF; President, Sam O. Hirota, Inc. Engineering and Surveying (1986 - present); Registered Professional Engineer and Licensed Professional Land Surveyor	62
Clayton K. Honbo, M.D.	3109 Huelani Place Honolulu, HI 96822	Director of CPF; Retired; Doctor of Obstetrics and Gynecology, Clayton K. Honbo, M.D., Inc. (1977 - 1999)	65
Stanley W. Hong	Waste Management of Hawaii, Inc. 7 Waterfront Plaza, Suite 400 Honolulu, HI 96813	Director of CPF; President, Waste Management of Hawaii, Inc. (2002 - present); Trustee, King Lunalilo Trust Estate (2001 - present); President and Chief Executive Officer, The Chamber of Commerce of Hawaii (1996 - 2001); Attorney-at-Law	66
Paul J. Kosasa	MNS, Ltd., dba ABC Stores 766 Pohukaina Street Honolulu, HI 96813	Director of CPF; President and Chief Executive Officer of MNS, Ltd., dba ABC Stores (1999 - present); Executive Vice President and District Manager of MNS Ltd., dba ABC Stores (1997 - 1998)	45
Gilbert J. Matsumoto	The Matsumoto Group 1060 Young Street Suite 301 Honolulu, HI 96814	Director of CPF; Certified Public Accountant; Principal-President, The Matsumoto Group, Certified Public Accountants (1979 - present)	59
Daniel M. Nagamine	Flamingo Enterprises, Inc. 871 Kapiolani Blvd. Suite #6 Honolulu, HI 96813	Director of CPF; President, Flamingo Enterprises, Inc. (1985 - present); General Partner, Flamingo Pearl City, a limited partnership (1998 - present); Certified Public Accountant (Inactive)	61

OTHER REPRESENTATIVES OF CPF WHO MAY ALSO SOLICIT PROXIES

        Although Bear Stearns does not admit that it or any of its directors, officers, employees or affiliates is a "participant" as defined in Schedule 14A promulgated by the SEC under the Exchange Act, or that Schedule 14A requires that disclosure of certain information concerning them, employees of Bear Stearns may communicate with CB Bancshares' shareholders in a manner that could involve or be deemed to be assisting CPF in soliciting proxies from CB Bancshares' shareholders.

I-2

SCHEDULE II

SHARES OF CB BANCSHARES COMMON STOCK OWNED BY CPF, ITS DIRECTORS, OFFICERS
AND EMPLOYEES, AND BY OTHERS WHO MAY SOLICIT PROXIES

        On the date hereof, CPF beneficially owns for its own account 88,741 shares of CB Bancshares common stock. In addition, officers and directors of CPF own 1,437 shares of CB Bancshares common stock. To the best of our knowledge, no other officers or directors own shares of CB Bancshares common stock or have interests in CB Bancshares.

        The table below sets forth the shares of CB Bancshares common stock purchased by CPF since            , 2003.

Date of Transaction	Number of Shares Purchased	Price Per Share	Party Purchasing	Was How Transaction Effected
2/26/03	700	43.21	CPF	Broker
2/27/03	24,100	44.74	CPF	Broker
03/03/03	12,800	45.97	CPF	Broker
03/04/03	2,500	45.74	CPF	Broker
03/05/03	8,500	45.64	CPF	Broker
03/06/03	1,964	45.60	CPF	Broker
03/07/03	1,244	45.94	CPF	Broker
03/10/03	10,139	45.81	CPF	Broker
03/11/03	8,970	45.99	CPF	Broker
03/12/03	17,424	45.42	CPF	Broker
03/13/03	400	46.00	CPF	Broker

        Bear Stearns engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the ordinary course of its brokerage business Bear Stearns trades securities of CB Bancshares and has engaged in numerous transactions for its own account and for the accounts of its customers during the past two years. The total number of such transactions during this period was approximately            . Accordingly, it is impracticable to list each such transaction. As of                        , 2003, Bear Stearns and its affiliates were the holders of record of            shares of CB Bancshares common stock, of which            shares of CB Bancshares common stock were held for its own account and            shares of CB Bancshares common stock were held for customer accounts.

        Except as disclosed above and in this proxy statement, neither CPF, its directors, its executive officers nor any of the other persons named in Schedule I above, (i) is the beneficial or record owner of any securities of CB Bancshares or (ii) has purchased or sold any securities of CB Bancshares within the past two years, borrowed any funds for the purpose of acquiring or holding any securities of CB Bancshares, or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to any securities of CB Bancshares.

        On April 16, 2003, we entered into a voting agreement with TON Finance, B.V. ("TON"), pursuant to which TON agreed to vote 295,587 shares of its CB Bancshares common stock in favor of the CB Bancshares acquisition, and other proposals having the intended effect of facilitating such transactions, at any CB shareholders' meeting considering or in connection with the solicitation of consents from CB shareholders for approval of such transactions. Such shares, when added to the shares we own, represent slightly less than 9.9% of CB Bancshares' outstanding shares. TON has agreed to vote the remaining 52,677 of its CB Bancshares shares in favor of the CB Bancshares merger only after any required shareholder approval under the Hawaii Control Share Acquisitions statute, but until such time retains the right to vote these shares in its discretion. On April 25, 2003, we filed a Schedule 13D, as amended on May 5, 2003, and May     , 2003, which describes the voting agreement.

II-1

CPF has acknowledged, for the purposes of a vote on the proposed Control Share Acquisition Proposal only, beneficial ownership of 295,587 shares owned by TON Finance over which it currently has voting power pursuant to a voting agreement. In addition, CPF has released TON Finance from all voting obligations under the voting agreement insofar as such obligations relate to any proposed control share acquisitions pursuant to the Hawaii Control Share Acquisitions statute.

        Except as disclosed above, there have not been any transactions between CB Bancshares and CPF or any of the other persons named in Schedule I above since the beginning of CB Bancshares' last fiscal year and, other than the proposed acquisition of CB Bancshares described in this document, none of CPF or any of such other persons, or any associate of the foregoing persons or any other person who may be deemed a "participant" in this proxy solicitation has any arrangement or understanding with any person with respect to any future employment by CB Bancshares or its affiliates, or with respect to any future transactions to which CB Bancshares or its affiliates will or may be a party.

II-2

SCHEDULE III

BENEFICIAL OWNERSHIP OF SHARES OF CB BANCSHARES COMMON STOCK

        Set forth below is information regarding shares of CB Bancshares common stock owned by (i) those persons owning more than 5% of the outstanding shares of CB Bancshares common stock and (ii) directors and executive officers of CB Bancshares as a group. Such information is derived from CB Bancshares' Definitive Proxy Statement for its 2003 Annual Meeting and subsequent filings on Schedule 13D and Schedule 13G, as described in the footnotes below. All percentages are based on the information in CB Bancshares' Definitive Proxy Statement filed with the SEC on March 12, 2003 for its 2003 Annual Meeting ("2003 Annual Meeting Proxy Statement"), which reflects that, as of March 4, 2003, there were 3,902,309 shares of CB Bancshares common stock outstanding.

Security Ownership of Certain Beneficial Owners

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent Of Class
TON Finance, B.V. De Ruyterkade 120 1011 AB Amsterdam, Netherlands	348,265 shares	8.92%
CB Bancshares, Inc. Employee Stock Ownership Plan (1) Pacific Century Trust, Trustee Financial Plaza of the Pacific 111 South King Street Honolulu, Hawaii 96813	265,535 shares	6.80%
Banc Fund IV, V and VI L.P. 208 S. LaSalle St. Chicago, Illinois 60604	195,502 shares	5.01%

(1)
As reported in the 2003 Annual Meeting Proxy Statement, participants in the ESOP are entitled to direct the ESOP Trustees how to vote shares which have been allocated to their respective accounts. In the absence of such direction, such votes will be voted by the Retirement Benefits Committee. The Trustee has sole investment power.

(2)
Each beneficial owners listed in the table certified in its Schedule 13D or Schedule 13G that, to the best of its knowledge and belief, the CB Common Stock beneficially owned by it was acquired within the ordinary course of business and not for the purpose of changing or influencing control of CB Bancshares.

Security Ownership of CB Bancshares Management

        The information in the following table is derived from the Definitive Proxy Statement filed by CB Bancshares on May 19, 2003, and shows the ownership of shares of CB Bancshares common stock for the directors and executive officers of CB Bancshares. Unless otherwise indicated in a footnote, sole

III-1

voting and investment power in the shares owned are held either by the named individual alone or by the named individual and his or her spouse.

Name of Directors and Executive Officers	Common Stock Beneficially Owned(1)		Percent of Class(1)
DIRECTORS
ANDRES, DONALD J.	11,386	(7)	*
MIGITA, RONALD K.	50,976	(8)	1.29%
SAY, CALVIN K. Y.	5,730	(2)	*
YOSHIMURA, DWIGHT L.	5,730	(2)	*
MATSUMOTO, COLBERT M.	28,455	(2)(3)(4)(14)	*
TOKIOKA, LIONEL Y.	40,639	(3)(5)(14)	1.04%
YAMASATO, MAURICE H.	5,924	(6)	*
FUCHU, TOMIO	5,730	(2)	*
KURISU, DUANE K.	6,940	(2)	*
SAYAMA, MIKE K.	5,730	(9)	*
EXECUTIVE OFFICERS [NOT DIRECTORS]
LIM, RICHARD C.	32,199	(10)	*
HIRATA, DEAN K.	10,029	(11)	*
TAKEI, JASEN H.	26,539	(12)	*
KUNIMOTO, WARREN Y.	21,239	(13)	*
WELD, DOUGLAS	—		—
Directors and Executive Officers as a group (15 persons)	236,171		5.87%
(1)
Percentage of Ownership is based on 3,919,388 shares of common stock outstanding as of May 1, 2003. Beneficial Ownership is determined in accordance with Rule 13d-3 of the Exchange Act.

(2)
These shares include 5,730 shares held under exercisable options.

(3)
Includes 19,714 shares of CB Bancshares common stock owned by Island Insurance Co., Ltd. Colbert M. Matsumoto and Lionel Y. Tokioka, directors of CB Bancshares, are also directors of Island Insurance Co., Ltd; as such, they may be deemed to share voting and dispositive power with respect to those 19,714 shares. Messrs. Matsumoto and Tokioka disclaim beneficial ownership of those 19,714 shares.

(4)
Includes 425 shares owned by Island Holdings, Inc. Profit Sharing 401(k) Plan. Colbert M. Matsumoto is a member of the Administrative Committee of Island Holdings, Inc. Profit Sharing 401(k) Plan; as such, he may be deemed to share voting and dispositive power with respect to those 425 shares. Mr. Matsumoto disclaims beneficial ownership of those 425 shares.

(5)
Of the 40,639 shares beneficially owned by Lionel Y. Tokioka, 5,730 shares are held under exercisable options. Not included in the 39,278 shares owned by Mr. Tokioka are 1,060 shares owned by Thym, Inc., a related corporation, and 1,492 shares owned by his spouse, as to which he disclaims any beneficial ownership.

(6)
Of the 5,924 shares beneficially owned by Maurice H. Yamasato, 3,310 shares are held under exercisable options.

(7)
Of the 11,386 shares beneficially owned by Donald J. Andres, 2,026 shares are owned jointly with his former spouse as to which he shares voting and investment power, 1,210 shares are owned by Mr. Andres, 2,420 shares are owned by a family limited partnership, as to which he exercises sole voting and investment power, and 5,730 shares are held under exercisable options.

III-2

(8)
Of 50,976 shares beneficially owned by Ronald K. Migita, 19,575 shares are held by a trust with Mr. Migita and his spouse as co-trustees, as to which he shares voting and investment power, 2,966 shares are owned by Mr. Migita and 27,401 shares are held under exercisable options. Of the 2,966 shares owned by Mr. Migita, 1,034 shares are allocated to his account in the ESOP, the voting of which shares he is entitled to direct.

(9)
Of the 5,730 shares beneficially owned by Mike K. Sayama, 5,565 shares are held under exercisable options.

(10)
Mr. Lim beneficially owned 32,199 shares, which included 1,513 shares allocated to his account in the ESOP, the voting of which shares he is entitled to direct. These shares include 16,862 shares held under exercisable options.

(11)
Mr. Hirata beneficially owned 10,029 shares, which included 477 shares allocated to his account in the ESOP, the voting of which shares he is entitled to direct. These shares include 5,702 shares held under exercisable options.

(12)
Mr. Takei beneficially owned 26,539 shares, which included 1,004 shares allocated to his account in the ESOP, the voting of which shares he is entitled to direct. These shares include 15,903 shares held under exercisable options.

(13)
Mr. Kunimoto beneficially owned 21,239 shares, which included 878 shares allocated to his account in the ESOP, the voting of which shares he is entitled to direct. These shares include 12,784 shares held under exercisable options.

(14)
Includes 1,361 shares owned by National Mortgage & Finance Co., Ltd. Colbert M. Matsumoto and Lionel Y. Tokioka, directors of CB Bancshares, are also directors of National Mortgage & Finance Co.; as such, they may be deemed to share voting and dispositive power with respect to those 1,361 shares. Messrs. Matsumoto and Tokioka disclaim beneficial ownership of those shares.

*
Less than 1%.

        Except as otherwise noted, the information concerning CB Bancshares in this proxy statement has been taken from or is based upon documents and records on file with the SEC and other publicly available information. CPF disclaims any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by CB Bancshares or any other third party to disclose events that many have occurred any may affect the significance or accuracy of any such information but which are unknown to CPF.

III-3

Annex A

HAWAII CONTROL SHARE ACQUISITIONS

Chapter 414E Control Share Acquisitions

(Added by Act 129, L. '01, eff. 7-1-01.)

        414E-1 DEFINITIONS.—As used in this chapter, unless the context otherwise requires:

        "Acquiring person" means a person who is required to deliver an information statement.

        "Beneficial ownership" shall be determined pursuant to section 13 of the federal Securities Exchange Act of 1934 and the rules adopted thereunder, as amended.

        "Control share acquisition" means an acquisition of shares of an issuing public corporation resulting in beneficial ownership by an acquiring person of a new range of voting power specified in this chapter, but does not include an acquisition:

          (1)   Before or pursuant to an agreement entered into before July 1, 1987;

          (2)   By a donee pursuant to an inter vivos gift not made to avoid this chapter or by a distributee as defined in chapter 560;

          (3)   Pursuant to a security agreement not created to avoid this chapter;

          (4)   Pursuant to a merger or share exchange executed in accordance with applicable law, if the issuing public corporation is a party to the plan of merger or share exchange;

          (5)   From the issuing public corporation;

          (6)   That is approved by resolution of the board of directors of the issuing public corporation before the acquisition occurs; or

          (7)   That the board of directors of the issuing public corporation determines, by resolution before the acquisition occurs, is not a control share acquisition.

        "Issuing public corporation" means a corporation incorporated in this State with at least one hundred shareholders and having its principal place of business or substantial assets located in this State.

        414E-2 CONTROL SHARE ACQUISITIONS.—(a) Unless otherwise expressly provided in the articles of incorporation of an issuing public corporation, this section applies to a control share acquisition.

        (b)   All shares acquired by an acquiring person in violation of subsection (e) shall be denied voting rights for one year after acquisition. The shares shall be nontransferable on the books of the corporation for one year after acquisition and the corporation, during the one-year period, shall have the option to call the shares for redemption either at the price at which the shares were acquired or at book value per share as of the last day of the fiscal quarter ending prior to the date of the call for redemption. The redemption shall occur on the date set in the call notice but not later than sixty days after the call notice is given.

        (c)   A person proposing to make a control share acquisition shall deliver to the issuing public corporation at its principal executive office an information statement containing all of the following:

          (1)   The identity of the person;

          (2)   A reference that the statement is made under this section;

          (3)   The number of shares of the issuing public corporation beneficially owned by the person;

A-1

          (4)   A specification of which of the following ranges of voting power in the election of directors would result from consummation of the control share acquisition:

            (A)  At least ten per cent but less than twenty per cent;

            (B)  At least twenty per cent but less than thirty per cent;

            (C)  At least thirty percent but less than forty per cent;

            (D)  At least forty per cent but less than a majority; or

            (E)  At least a majority; and

          (5)   The terms of the proposed control share acquisition, including, but not limited to, the source of funds or other consideration and the material terms of the financial arrangements for the control share acquisition; any plans or proposals of the acquiring person to liquidate the issuing public corporation, sell all or substantially all of its assets, or merge it or exchange its shares with any other person, change the location of its principal executive office or of a material portion of its business activities, change materially its management or policies of employment, alter materially its relationship with suppliers or customers or the communities in which it operates, or make any other material change in its business, corporate structure, management, or personnel, and such other information which would affect the decision of a shareholder with respect to voting on the proposed control share acquisition.

        (d)   Within five days after receipt of an information statement pursuant to subsection (c), a special meeting of the shareholders of the issuing public corporation shall be called pursuant to section 414-122, to vote on the proposed control share acquisition. The meeting shall be held no later than fifty-five days after receipt of the information statement, unless the acquiring person agrees to a later date and no sooner than thirty days after receipt of the information statement, unless the acquiring person so requests in writing when delivering the information statement. The notice of the meeting at a minimum shall be accompanied by a copy of the information statement, and a statement disclosing that the issuing public company recommends:

          (1)   Acceptance of;

          (2)   Expresses no opinion and is remaining neutral toward; or

          (3)   Is unable to take position with respect to;

the proposed control share acquisition.

        The notice of meeting shall be given within twenty-five days after receipt of the information statement.

        Notwithstanding any contrary provision of this chapter, a proxy relating to a meeting of shareholders required under this subsection must be solicited separately from the offer to purchase or solicitation of an offer to sell shares of the issuing public corporation and must not be solicited sooner than thirty days before the meeting unless otherwise agreed in writing by the acquiring person and the issuing public corporation.

        (e)   The acquiring person may consummate the proposed control share acquisition if and only if both the following occur:

          (1)   The proposed control share acquisition is approved by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote which are not beneficially owned by the acquiring person. A class or series of shares of the corporation is entitled to vote as a class or series if any provision of the control share acquisition would, if contained in a proposed amendment to the articles, entitle the class or series to vote as a class or series; and

          (2)   The proposed control share acquisition is consummated within one hundred eighty days after shareholder approval.

A-2

Annex B

ACQUIRING PERSON INFORMATION STATEMENT

(excluding attachments)

        This Acquiring Person Information Statement (this "Statement"), dated as of May 12, 2003, is being delivered at the principal executive offices of CB Bancshares, Inc., a Hawaii corporation (the "Company") at 201 Merchant Street, Honolulu, Hawaii 96813.

        This Statement supercedes in its entirety an Information Statement, dated as of April 28, 2003, delivered to the Company on the same date under Section 414E-2(c) of Chapter 414E of the Hawaii Business Corporation Act (the "Original Statement"). The terms of the proposed control share acquisition were set forth in the Original Statement by reference to a proposed Exchange Offer attached to the Original Statement (the "Original Exchange Offer"). The Original Statement was rescinded and withdrawn by Acquiring Person as of May 9, 2003 because it did not reflect the terms of a proposed control share acquisition that was delivered by Acquiring Person on May 9, 2003. The Original Exchange Offer is no longer in effect.

        1.    Identity of the Acquiring Person.    Central Pacific Financial Corp., a Hawaii corporation ("CPF" or the "Acquiring Person"). The principal executive office of the Acquiring Person is 220 South King Street, Honolulu, Hawaii 96813.

        2.    Delivered Pursuant to Hawaii Law.    The Acquiring Person is delivering this Statement pursuant to Section 414E-2(c) of Chapter 414E of the Hawaii Business Corporation Act.1

        3.    Number of Shares Beneficially Owned.    The Acquiring Person is currently the beneficial owner of 88,741 shares of the outstanding common stock, $1.00 par value per share, of CB ("Common Stock"). On April 25, 2003, Acquiring Person filed information with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "Exchange Act") on Schedule 13D, as amended on May 5, 2003, covering 384,328 Common Shares. The filing of the Schedule 13D should not be construed as an admission by Acquiring Person that it is, for the purpose of Section 13(d) of the Exchange Act, or any other federal or State law, the beneficial owner of any Common Shares other than the 88,741 shares reported herein.

        4.    Range of Voting Power in the Election of Directors of CB that Would Result from the Control Share Acquisition.    If consummated, the proposed transaction (the "Control Share Acquisition") would result in the acquisition of at least a majority and up to 100% of the voting power of the capital stock of the Company.

        5.    Terms of the Proposed Acquisition.    On the terms and subject to the conditions set forth in the exchange offer filed by the Acquiring Person as a part of the Registration Statement on Form S-4 filed with the Securities and Exchange Commission ("SEC") (File No. 333-104783), as amended by Amendment No. 2, on May 9, 2003, and as may be further amended from time to time (the "Amended Exchange Offer"), the Acquiring Person seeks to acquire at least a majority and up to 100% of the outstanding Common Shares. A copy of the Amended Exchange Offer is attached as Exhibit A hereto and incorporated herein by this reference. Besides the Amended Exchange Offer, the Acquiring Person reserves the right to purchase Common Shares either before commencement or after completion of the Amended Exchange Offer in privately negotiated transactions and in open market purchases on terms and conditions established at that time.

1
Notwithstanding the making and delivery of this Statement, the Acquiring Person reserves all rights to (i) challenge the constitutionality, validity and/or legality of all or any part of Chapter 414E and related provisions of the Hawaii Business Corporation Act and the application of such provisions to the Acquiring Person's acquisition of capital stock of CB or the Amended Exchange Offer (as defined herein) and/or (ii) seek an amendment to the Articles of Incorporation or Bylaws of CB to provide that Chapter 414E and related provisions of the Hawaii Business Corporation Act do not apply to control share acquisitions of capital stock, including, but not limited to, pursuant to the Amended Exchange Offer (as defined herein).

  Source of funds or other consideration and the material terms of the financial arrangements for the Control Share Acquisition. The Acquiring Person will utilize shares of its common stock and cash available from working capital, proceeds from the sale of Trust Preferred Securities, of which $15 million has been raised, and dividends from its subsidiaries as described in the attached Amended Exchange Offer. The Acquiring Person may sell additional Trust Preferred Securities, estimated to be in the range of $10 million to $15 million as a result of the increase in the aggregate cash amount and a decrease in the aggregate common stock to be issued in the Amended Exchange Offer. The amount of any such additional sale of Trust Preferred Securities or the terms thereof have not been determined. The Acquiring Person will seek the approval of its shareholders to issue additional shares as required by the rules of the New York Stock Exchange.

  Plans or proposals of Acquiring Person to liquidate the Company, sell all or substantially all of its assets, or merge it or exchange its shares with any other person. The purpose of the Control Share Acquisition is for the Acquiring Person to acquire control of, and ultimately the entire equity interest in, the Company. As soon as practicable after completion of the Control Share Acquisition, and subject to the requirements of applicable law, the Acquiring Person intends to seek to have the Company complete a merger with the Acquiring Person, or a wholly owned subsidiary of the Acquiring Person ("Merger"), in which each outstanding share of capital stock of the Company (except for treasury shares of the Company and shares beneficially owned directly or indirectly by the Acquiring Person for its own account) would be converted into the right to receive the same consideration to be paid in the Amended Exchange Offer subject to dissenters' rights available under Hawaii law. Pursuant to the Amended Exchange Offer, each Company shareholder may elect to exchange each Common Share for the per share consideration, the value of which will equal $24.50 plus the product of 1.7606 and the average closing price of the Acquiring Person's common stock for the 20 trading day period ending one trading day prior to the closing of the Amended Exchange Offer prior to giving effect to the recently announced 10% stock dividend, and $22.27 plus 1.6005 shares after giving effect to such stock dividend. For a more detailed description of the terms and conditions of the Control Share Acquisition, reference is made to the information set forth in the Amended Exchange Offer, which is incorporated herein by reference.

  No determination has been made with respect to the sale or transfer of a material amount of assets of the Company or any of its subsidiaries, but if the Control Share Acquisition and the Merger are consummated, it is likely that bank offices outside of Hawaii will be closed and any branch office that is adjacent to a branch of CPF's bank subsidiary and that carries other unfavorable features will be consolidated with the relevant CPF bank subsidiary branch. It is currently estimated that up to 10 branches may be consolidated.

  Change the location of its principal executive office or a material portion of its business activities. Upon completion of the Merger it is expected that the principal executive office of the Company will be consolidated with the principal executive office of the Acquiring Person at 220 South King Street, Honolulu. It is expected that the business activities of the Company will remain substantially the same except that such activities will be conducted under the name of the Acquiring Person and its wholly owned subsidiaries.

  Change materially its management or policies of employment. It is anticipated that senior management of Acquiring Person will continue in such capacities following the Control Share Acquisition and Merger. Upon completion of the Merger, Acquiring Person will consider offering certain members of the Company's board of directors positions on the board of directors of the Acquiring Person or its subsidiaries, in its sole discretion. Directors, who do not become members of the board of directors of the Acquiring Person, may be offered membership on an advisory board of the Acquiring Person. Upon completion of the Merger, it is expected that employees of the Company will be offered, to the extent possible, similar positions at the Acquiring Person or its subsidiaries and will be entitled to participate in insurance and other benefit programs under

  Acquiring Person's benefit plans. Acquiring Person's policies for staff integration were publicly disclosed in a letter to Acquiring Person's employees dated May 2, 2003. A copy of this letter was filed with the SEC on May 5, 2003. This letter may be obtained for free on the SEC website at http://www.sec.gov.

  Alter materially its relationship with suppliers or customers or the communities in which it operates. Upon completion of the Merger, the Acquiring Person does not expect to alter the relationship between the Company and its customers in any material respect. With respect to suppliers, it is expected that the Acquiring Person will review all vendor relationships prior to the Merger and eventually consolidate or eliminate duplicate functions. Acquiring Person does not expect to abandon any community in which the Company or Acquiring Person currently operates.

  Any other material change in its business, corporate structure, management, personnel, and such other information which would affect the decision of a shareholder with respect to voting on the proposed Control Share Acquisition. Acquiring Person does not currently anticipate any material change to the business, corporate structure, management, or personnel that is not referred to in this Statement or in the Amended Exchange Offer and related registration statement. The Acquiring Person hereby represents that, as further discussed herein, it has the financial capacity to fully consummate such proposed Control Share Acquisition upon the terms and subject to the conditions described herein and in the Amended Exchange Offer. The facts upon which the foregoing representations are based are set forth in the Amended Exchange Offer.

        IN WITNESS WHEREOF, Central Pacific Financial Corp. has caused this Statement to be executed by its duly authorized officer as of the date first set forth above.

CENTRAL PACIFIC FINANCIAL CORP.

By:

Name:

Title:

        A registration statement relating to the securities proposed to be issued in the Amended Exchange Offer has been filed with the Securities and Exchange Commission but has not yet become effective. Such securities may not be issued nor may offers to receive such securities be accepted prior to the time the registration statement becomes effective. This Acquiring Person Information Statement is neither an offer to sell nor the solicitation of an offer to buy such securities nor shall there be any sale thereof in any state in which such offer, solicitation or sale, or the timing thereof, would be unlawful. In those jurisdictions where the securities, blue sky or other laws require the Amended Exchange Offer to be made by a licensed broker or dealer, the Amended Exchange Offer shall be deemed to be made on behalf of CPF by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Annex C

THE CONTROL SHARE ACQUISITION PROPOSAL

C-1

IMPORTANT

        Your vote is important. Regardless of the number of shares of CB Bancshares common stock you own, please vote as recommended by CPF by taking these two simple steps:

1.
PLEASE SIGN, DATE AND PROMPTLY MAIL the enclosed BLUE proxy card in the postage-paid envelope provided.

2.
DO NOT RETURN ANY proxy card sent to you by CB Bancshares, not even as a vote of protest.

Instructions for "Street Name" Shareholders

        If you own your shares of CB Bancshares common stock in the name of a brokerage firm, bank, bank nominee or other nominee holder, only they can vote your shares of CB Bancshares common stock on your behalf. Please call each such nominee holder and instruct them to execute a BLUE proxy card on your behalf. You should promptly sign, date and mail your BLUE proxy card when you receive it from your broker, bank or other nominee holder. Please do so for each separate account you maintain.

Please return your BLUE proxy card at once.

        If you have any questions or need assistance in voting your shares of CB Bancshares common stock, or need additional copies of this proxy statement or the accompanying BLUE proxy card, please call:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016

Call Collect: (212) 929-5500
or
Call Toll-Free: (800) 322-2885

PRELIMINARY COPY

CB BANCSHARES, INC.	VOTING INSTRUCTION CARD

        These confidential voting instructions are solicited by Central Pacific Financial Corp. for the Special Meeting of CB Bancshares Shareholders to be held on June 26, 2003 and any adjournments or postponements thereof.

        These confidential voting instructions are to the fiduciaries under The CB Bancshares Employee Stock Ownership Plan (as applicable, with respect to shares of CB Bancshares common stock in such plans allocated to the account of the undersigned) and are solicited by Central Pacific Financial Corp. for the Special Meeting of CB Bancshares Shareholders to be held on June 26, 2003 and any adjournment or postponement thereof. The undersigned directs its respective fiduciary to vote as indicated on the other side of this card. The fiduciaries are also authorized to vote at their discretion in accordance with the applicable plan on all other matters properly brought before the meeting. These confidential voting instructions revoke previously given voting instructions of the undersigned regarding the matters to be voted on at the Special Meeting, as well as any purported discretionary voting authority related to any such prior instructions.

Please sign exactly as your name appears to the left

Signature
Date: _________________________, 2003

YOUR VOTE IS IMPORTANT!

        Please sign and date this voting instruction card and return it promptly in the enclosed postage-paid envelope, or otherwise to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, so that your shares may be represented at the Special Meeting.

        Please fold and detach card at perforation before mailing.

PRELIMINARY COPY

PROXY

THIS PROXY IS SOLICITED BY CENTRAL PACIFIC FINANCIAL CORP.
FOR THE SPECIAL MEETING OF SHAREHOLDERS OF
CB BANCSHARES, INC.

        The undersigned hereby appoints                        , and                        , and each of them, with full power of substitution, the proxies of the undersigned to vote all of the outstanding shares of Common Stock, par value $1.00 per share, of CB Bancshares, Inc. ("CB Bancshares") that the undersigned is entitled to vote at the Special Meeting of CB Bancshares shareholders to be held on June 26, 2003 (the "Special Meeting"), or at any adjournment or postponement of the Special Meeting, on the following matters:

CENTRAL PACIFIC FINANCIAL CORP. RECOMMENDS A VOTE "FOR"
THE CONTROL SHARE ACQUISITION PROPOSAL AND THE PROPOSAL FOR ADJOURNMENT OR POSTPONEMENT OF THE SPECIAL MEETING AS SET FORTH BELOW

        1.     Proposal to Acquire and Maintain Voting Power of and Prevent Redemption of Control Shares. A resolution of CB Bancshares's shareholders authorizing the acquisition by CPF of shares of at least a majority and up to 100%of CB Bancshares capital stock pursuant to the proposed exchange offer by Central Pacific Financial Corp., as the same may be amended, or otherwise, subject to the satisfaction of other conditions of the proposed exchange offer.

☐ FOR                ☐ AGAINST                ☐ ABSTAIN

        2.     Proposal for Adjournment or Postponement of the Special Meeting to Solicit Additional Proxies.

☐ FOR                ☐ AGAINST                ☐ ABSTAIN

        3.     In their discretion, the proxies named above are authorized to vote upon such other matters (other than with respect to the election of CB Bancshares directors) as may properly come before the Special Meeting. This proxy is not intended to, and does not, grant any discretionary or other authority to vote the shares represented by this proxy in any election of CB Bancshares directors.

[PROXY CONTINUED ON REVERSE]

        This proxy when properly executed will be voted as directed above. If no directions are given, this proxy will be voted "FOR" the Control Share Acquisition Proposal, and FOR the adjournment or postponement of the Special Meeting to solicit additional proxies. The undersigned hereby acknowledges receipt of the proxy statement of Central Pacific Financial Corp. dated May     , 2003, soliciting proxies for the Special Meeting.

        All previous proxies given by the undersigned to vote at the Special Meeting or at any adjournment or postponement thereof are hereby revoked.

Dated                        , 2003

(Signature)
(Name/Title)
(Signature, if jointly held)
(Name/Title)

        Please sign your name exactly as you print it on the line immediately below the signature line.

        If shares are held by joint tenants or otherwise jointly held, both parties should sign.

        If you are signing as an attorney, executor, administrator, trustee or guardian, please specify your title.

        If the holder is a corporation, please sign in the full corporate name by the President or other authorized officer.

        If the holder is a partnership, please sign in the partnership name by an appropriate authorized person.

        Please complete, sign, date and promptly mail your proxy in the enclosed postage paid envelope to:

CENTRAL PACIFIC FINANCIAL CORP.
c/o MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016

QuickLinks

PROXY STATEMENT OF CENTRAL PACIFIC FINANCIAL CORP. FOR THE SPECIAL MEETING OF SHAREHOLDERS OF CB BANCSHARES, INC. To Be Held On June 26, 2003 CONTROL SHARE ACQUISITION PROPOSAL
QUESTIONS AND ANSWERS ABOUT THIS PROXY SOLICITATION
IMPORTANT
VOTING AT THE SPECIAL MEETING
THE PROPOSED EXCHANGE OFFER
THE CONTROL SHARE ACQUISITION PROPOSAL
WE STRONGLY RECOMMEND THAT YOU VOTE "FOR" THE CONTROL SHARE ACQUISITION PROPOSAL.
OTHER MATTERS
SOLICITATION OF PROXIES
SHAREHOLDER PROPOSALS
INFORMATION ABOUT CB BANCSHARES
INFORMATION ABOUT CPF
OTHER INFORMATION
SCHEDULE I INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES
OTHER REPRESENTATIVES OF CPF WHO MAY ALSO SOLICIT PROXIES
SCHEDULE II SHARES OF CB BANCSHARES COMMON STOCK OWNED BY CPF, ITS DIRECTORS, OFFICERS AND EMPLOYEES, AND BY OTHERS WHO MAY SOLICIT PROXIES
SCHEDULE III BENEFICIAL OWNERSHIP OF SHARES OF CB BANCSHARES COMMON STOCK
Security Ownership of Certain Beneficial Owners
Security Ownership of CB Bancshares Management
HAWAII CONTROL SHARE ACQUISITIONS Chapter 414E Control Share Acquisitions (Added by Act 129, L. '01, eff. 7-1-01.)
ACQUIRING PERSON INFORMATION STATEMENT
THE CONTROL SHARE ACQUISITION PROPOSAL
IMPORTANT
Instructions for "Street Name" Shareholders
YOUR VOTE IS IMPORTANT!